    As filed with the Securities and Exchange Commission on August 13, 1999
                                                  Registration Nos. 333-
                                                                and 811-

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]

                     Pre-Effective Amendment No.  ___              [ ]

                     Post-Effective Amendment No. ___              [ ]

                                       and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY                [X]
ACT OF 1940

                              Amendment No. ___                    [ ]

                       FARMERS ANNUITY SEPARATE ACCOUNT A
                       ----------------------------------
                           (Exact Name of Registrant)

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                    ----------------------------------------
                               (Name of Depositor)

             3003 77th Avenue, S.E., Mercer Island, Washington 98040
             -------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (206) 232-8400

Name and Address of Agent for Service:                             Copy to:
John R. Patton, FLMI, FLHC, CLU, ChFC                              Stephen E. Roth, Esq.
Assistant Vice President -- Staff Operations                       Sutherland Asbill & Brennan LLP
Farmers New World Life Insurance Company                           1275 Pennsylvania Avenue, N.W.
3003 77th Avenue, S.E.                                             Washington, D.C. 20004-2415
Mercer Island, Washington 98040

                  Approximate date of proposed public offering:
    As soon as practicable after effectiveness of the Registration Statement.

                               -------------------

                      Title of securities being registered:
    Units of interest in a separate account under individual flexible premium variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

PROSPECTUS

            , 1999
------------

Please read this prospectus carefully before investing, and keep it for future reference. It contains important information about the [__________] variable annuity.

To learn more about the Contract, you may want to look at the Statement of Additional Information dated [___________], 1999 (known as the "SAI"). For a free copy of the SAI, contact us at:

   Farmers New World Life Insurance Company
   SERVICE CENTER

   -----------------------
   -----------------------
   1-800-
          ----------------

We have filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this prospectus. The SAI's table of contents appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy these materials at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC's public reference room.

VARIABLE ANNUITY CONTRACTS INVOLVE CERTAIN RISKS, AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT.

- The investment performance of the portfolios in which the variable accounts invest will vary.

-     We do not guarantee how any of the portfolios will perform.

- The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.

- Neither the U.S. Government nor any federal agency insures your investment in the policy.

[CONTRACT NAME]

                  INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY
                                    issued by

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                                   through the

                       FARMERS ANNUITY SEPARATE ACCOUNT A

Home Office
   3003 - 77th Avenue, S.E.
   Mercer Island, Washington  98040
   Telephone: (206) 232-8400

The [______________] Contract (the "Contract") has 14 funding choices -- one fixed account (paying a guaranteed minimum fixed rate of interest) and 13 subaccounts (including one subaccount which provides only dollar cost averaging). The subaccounts invest in the following 12 mutual fund portfolios:

JANUS ASPEN SERIES
-   Janus Capital Appreciation

KEMPER VARIABLE SERIES
-   Kemper Government Securities Portfolio
-   Kemper High Yield Portfolio
-   Kemper Small Cap Growth Portfolio
-   Kemper-Dreman High Return Equity Portfolio

PIMCO VARIABLE INSURANCE TRUST
-   PIMCO Low Duration Bond Portfolio
-   PIMCO Foreign Bond Portfolio

SCUDDER VARIABLE LIFE INVESTMENT FUND
-   Scudder VLIF Money Market Portfolio
-   Scudder VLIF Growth and Income Portfolio (Class A Shares)
-   Scudder VLIF International Portfolio (Class A Shares)
-   Scudder VLIF Bond Portfolio (Class A Shares)

TEMPLETON VARIABLE PRODUCTS SERIES FUND
-   Developing Markets Fund (Class 2 Shares)

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

                                TABLE OF CONTENTS

Glossary..........................................................................   1
Highlights........................................................................   3
  The Contract....................................................................   3
  How to Invest...................................................................   3
  Cancellation -- The Right To Examine Period.....................................   3
  Investment Options..............................................................   4
  Transfers.......................................................................   4
  Asset Allocation Program........................................................   5
  Dollar Cost Averaging Program...................................................   5
  Access to Your Money............................................................   5
  Death Benefit...................................................................   6
  Fees and Charges................................................................   6
  Annuity Provisions..............................................................   8
  Guaranteed Retirement Income Benefit............................................   8
  Federal Tax Status..............................................................   8
  Inquiries.......................................................................   8
Fee Table.........................................................................   9
  Examples........................................................................  11
  Condensed Financial Information.................................................  12
About Farmers New World Life Insurance Company and the Variable Account...........  13
  Farmers New World Life Insurance Company........................................  13
  Farmers New World Life Variable Annuity Separate Account A......................  13
The Portfolios....................................................................  14
  Investment Objectives of the Portfolios.........................................  14
  Availability of the Funds.......................................................  15
The Pay-In Period.................................................................  16
  Purchasing a Contract...........................................................  16
  Premium Payments................................................................  16
  Cancellation -- The 10 Day Right to Examine Period..............................  16
  Designating Your Investment Options.............................................  16
Your Contract Value...............................................................  18
  Variable Account Value..........................................................  18
Transfers Between Investment Options..............................................  19
  Asset Allocation Program........................................................  19
  Dollar Cost Averaging Program...................................................  19
  Telephone Transfers.............................................................  20
  Transfer Fee....................................................................  20
Access to Your Money..............................................................  20
  Surrenders......................................................................  20
  Partial Withdrawals.............................................................  21
  Surrender and Partial Withdrawal Restrictions...................................  21
  Systematic Withdrawal Plan......................................................  21
Death Benefits....................................................................  22
  Death Benefits Before the Annuity Start Date....................................  22
  Distribution Upon the Owner's or Annuitant's Death..............................  22
  Death Benefits After the Annuity Start Date.....................................  23
Fees and Charges..................................................................  23
  Mortality and Expense Risk Charge...............................................  23
  Asset-Based Administration Charge...............................................  23
  Transfer Fee....................................................................  24
  Surrender Charge................................................................  24
  Annual Administration Fee.......................................................  25
  Portfolio Fees and Charges......................................................  25
  Premium Taxes...................................................................  26
  Other Taxes.....................................................................  26
The Payout Period.................................................................  26
  The Annuity Start Date..........................................................  26

  Annuity Options.................................................................  26
  Determining the Amount of Your Annuity Payment..................................  27
  Fixed Annuity Payments..........................................................  27
  Variable Annuity Payments.......................................................  27
  Annuity Unit Value..............................................................  28
  Transfers.......................................................................  28
  Description of Annuity Options..................................................  28
Guaranteed Retirement Income Benefit..............................................  29
The Fixed Account.................................................................  30
  Fixed Account Value.............................................................  30
  Fixed Account Transfers.........................................................  31
Investment Performance of the Variable Accounts...................................  31
Voting Rights.....................................................................  33
Federal Tax Matters...............................................................  33
  Taxation of Non-Qualified Contracts.............................................  34
  Taxation of Qualified Contracts.................................................  35
  Other Tax Issues................................................................  36
  Our Income Taxes................................................................  36
  Possible Tax Law Changes........................................................  36
Other Information.................................................................  37
  Payments........................................................................  37
  Modification....................................................................  37
  Distribution of the Contracts...................................................  37
  Legal Proceedings...............................................................  38
  Reports to Owners...............................................................  38
  Inquiries.......................................................................  38
  Year 2000 Matters...............................................................  38
  Financial Statements............................................................  39
Statement of Additional Information Table of Contents.............................  39

                                    GLOSSARY

      For your convenience, we are providing a glossary of the special terms we use in this prospectus.

ACCUMULATION UNIT
An accounting unit we use to calculate subaccount values during the pay-in period. It measures the net investment results of each of the variable subaccounts.

ANNUITANT
You are the annuitant, unless you state otherwise in your application or you later name another person with our approval. The annuitant is the person (or persons) on whose life (or lives) the Contract is issued. When you begin to receive annuity payments, an annuitant is a person during whose lifetime we may make payments under one of the annuity payment options.

ANNUITY OPTION
The arrangement you choose under which we pay annuity payments to you after the Annuity Start Date. You may choose whether the dollar amount of the payments you receive will be fixed, or will vary with the investment experience of the subaccounts in which you are invested at that time, or whether you will receive a combination of fixed and variable payments.

ANNUITY START DATE
The date when we will begin to pay annuity payments to the annuitant.

ANNUITY UNIT
The accounting unit we use to calculate annuity payments under the variable annuity options after the Annuity Start Date.

BENEFICIARY
The person you select to receive the death benefit if you or the annuitant die before the Annuity Start Date.

CASH VALUE
The Contract Value minus any applicable surrender charge, annual administration fee, and premium tax.

COMPANY (WE, US, OUR)
Farmers New World Life Insurance Company.

CONTINGENT ANNUITANT
A person you designate to become the annuitant if the annuitant dies before the Annuity Start Date.

CONTRACT ANNIVERSARY
The same date in each year as the issue date.

CONTRACT VALUE
The sum of the amounts you have accumulated under the Contract. It is equal to the money you have under the Contract in the variable account and the fixed account.

DUE PROOF OF DEATH
Proof of death that we find satisfactory, such as a certified copy of the death record, an order of a court of competent jurisdiction or a statement from a physician who attended the deceased.

FIXED ACCOUNT
An option to which you can direct your money under the Contract. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account and are not part of, or dependent on, the investment performance of the variable account.

FIXED ACCOUNT VALUE
Your Contract Value in the fixed account.

FREE PARTIAL WITHDRAWAL AMOUNT
The amount you can withdraw as a partial withdrawal without incurring surrender charges. Surrender charges will be imposed retroactively on any amounts withdrawn without charge during the 12 months before the surrender of the Contract.

FUNDS
Investment companies listed on the front page of this prospectus. Each is registered with the U.S. Securities and Exchange Commission. This Contract allows you to invest in certain investment portfolios of the Funds.

GENERAL ACCOUNT
The account containing all of Farmers' assets, other than those held in its separate account.

ISSUE DATE
The later of the date on which the initial premium is received and the date that the properly completed application is received at our Service Center. It is also the date when, depending on your state of residence, we allocate your premium(s) either to the reallocation account or to the fixed account and the subaccounts you selected on your application. We measure Contract years, Contract months and Contract anniversaries from the issue date.

PAYEE
The person(s) entitled to receive annuity payments.

PAY-IN PERIOD
The period that begins when we issue your Contract and ends on the Annuity Start Date. During the pay-in period, earnings accumulate on a tax-deferred basis.

PAYOUT PERIOD
The period that begins on the Annuity Start Date during which you receive annuity payments based on the money you have accumulated under your Contract.

PORTFOLIO
A separate investment portfolio of a Fund in which a subaccount invests.

QUALIFIED CONTRACT
A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under the Internal Revenue Code.

REALLOCATION ACCOUNT
The fixed account.

REALLOCATION DATE
The date shown on the Contract specifications page when we reallocate all Contract Value held in the reallocation account to the fixed account and the subaccounts based on the allocation percentages you specified in the application. We place your premium in the reallocation account only if your state requires us to return the full premium in the event you exercise you right to cancel the Contract. In those states, the reallocation date is 35 days after the issue date.

SERVICE CENTER
The address of the Service Center is ______. [_______] is the adminstrator of the Contract. You can call the Service Center office at 1-800-XXX-XXXX.

SUBACCOUNT
A subdivision of the variable account that invests exclusively in shares of a single portfolio of a Fund. The investment performance of each subaccount is linked directly to the investment performance of the portfolio in which it invests.

SURRENDER
The termination of a Contract at the option of the owner.

VARIABLE ACCOUNT
Farmers Annuity Separate Account A. It is a separate investment account divided into subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.

VALUATION DAY
Each day that the New York Stock Exchange ("NYSE") is open for trading, except when a subaccount's corresponding portfolio does not value its shares. Farmers New World Life Insurance Company is open to administer the Contract on each day the NYSE is open.

VALUATION PERIOD
The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time on each Valuation Day) and ends at the close of normal trading on the NYSE on the next Valuation Day.

WRITTEN NOTICE
The written notice you must sign and send to us to request or exercise your rights as owner under the Contract. To be complete, it must: (1) be in a form we accept; (2) contain the information and documentation that we determine is necessary, and (3) be received at our Service Center.

YOU (YOUR, OWNER)
The person(s) entitled to exercise all rights as owner under the Contract.

                                   HIGHLIGHTS

      These highlights provide only a brief overview of the more important features of the Contract. More detailed information about the Contract appears later in this prospectus. Please read this prospectus carefully.

THE CONTRACT

      An annuity is a contract where you agree to make one or more payments to us and, in return, we agree to pay a series of payments to you at a later date you choose. The ________Contract is a special kind of annuity that is:

       -    FLEXIBLE PREMIUM - you may add premium payments at any time.
       - TAX-DEFERRED - you do not have to pay taxes on earnings until you take money out by surrender, partial cash withdrawals, or we make annuity payments to you, or we pay the death benefit.
       - VARIABLE - you can direct your premium into any of 12 subaccounts. Each subaccount invests exclusively in a single portfolio of a fund. The money you invest in the subaccounts will fluctuate daily based on the performance of mutual fund portfolios. You bear the investment risk on the amounts you invest in the subaccounts.

      You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account.

      The Contract allows you to select on your application, for an additional fee, a Guaranteed Minimum Death Benefit Rider and the Guaranteed Retirement Income Benefit Rider.

      Like all deferred annuities, the Contract has two phases: the "pay-in" period and the "payout" period. During the pay-in period, you can allocate money to any combination of investment alternatives. Any earnings on your investments accumulate tax-deferred. The payout period begins once you start receiving regular annuity payments from your Contract Value. The money you can accumulate during the pay-in period, as well as the annuity payout option you choose, will determine the dollar amount of any annuity payments you receive.

HOW TO INVEST

      You may purchase the Contract with a single payment of $1,000 or more. We will not issue a Contract if you are older than age 90 on the issue date.

      You can pay additional premiums of $500 or more ($50 or more if you authorize us to draw on an account by check or electronic debit) at any time before the Annuity Start Date. You may send your premium payments to the Service Center, or pay them to one of our authorized agents. You can call our Service Center at 1-800-XXX-XXXX. We may limit the total premium(s) paid to use during any Contract year.

CANCELLATION -- THE RIGHT TO EXAMINE PERIOD

      You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total premiums we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. If state law requires, we will refund your original premium(s). In those states, we will place your premium(s) in the reallocation account until the reallocation date. We will pay the refund within 7 days after we receive the Contract. The Contract will then be deemed void. In some states you may have more than 10 days, or receive a different refund amount.

INVESTMENT OPTIONS

      You may invest your money in any of 12 portfolios by directing it into the corresponding subaccount. The portfolios now available to you under the Contract are:

   JANUS ASPEN SERIES
      -Capital Appreciation Portfolio

   KEMPER VARIABLE SERIES
      -Kemper Government Securities Portfolio
      -Kemper High Yield Portfolio
      -Kemper Small Cap Growth Portfolio
      -Kemper-Dreman High Return Equity
       Portfolio

   PIMCO VARIABLE INSURANCE TRUST
      -Low Duration Bond Portfolio
      -Foreign Bond Portfolio

   SCUDDER VLIF
      -Money Market Portfolio
      -Growth and Income Portfolio
      -International Portfolio
      -Bond Portfolio

   TEMPLETON VARIABLE PRODUCTS SERIES FUND
      -Developing Markets Fund

      EACH ALLOCATION TO A SUBACCOUNT OR THE FIXED ACCOUNT MUST BE AT LEAST
$500.

      Two subaccounts invest in the Scudder VLIF Money Market Portfolio. One of those subaccounts is only available if you participate in the dollar cost averaging program at the time you complete your application.

      Each subaccount invests exclusively in shares of one portfolio of a Fund. Each portfolio's assets are held separately from the other portfolios and each portfolio has separate investment objectives and policies. The portfolios are described in the prospectuses for the Funds that accompany this prospectus. The value of your investment in the subaccounts will fluctuate daily based on the investment results of the portfolios in which you invest, and on the fees and charges deducted.

      DEPENDING ON MARKET CONDITIONS, YOU CAN MAKE OR LOSE MONEY IN ANY OF THE SUBACCOUNTS. WE RESERVE THE RIGHT TO OFFER OTHER INVESTMENT CHOICES IN THE FUTURE.

      You may also direct your money to the fixed account and receive a guaranteed rate of return. Money you place in the fixed account will earn interest for one year periods at a fixed rate that we guarantee to be 3.0%.

TRANSFERS

      You have the flexibility to transfer assets within your Contract. At any time during the pay-in period, you may transfer amounts among the subaccounts and between the fixed account and the subaccounts. Certain restrictions apply:

      - transfers must be at least $100, unless the total value in a subaccount or fixed account is transferred;
      - Contract Value remaining in a subaccount or the fixed account must be at least $500, unless the total value is transferred;
      - only one transfer may be made from the fixed account each Contract year. The transfer must be made during the 30 days following a Contract anniversary; and
      - transfers cannot be made from any subaccount to the fixed account over the 6 months following any transfer from the fixed account into one or more subaccounts.

      You may make 12 free transfers each contract year. We impose a $25 charge per transfer on each transfer after the twelfth during a contract year before the Annuity Start Date. Transfers made under the asset allocation or dollar cost averaging programs do not count toward the 12 free transfers.

      Once you begin to receive annuity payments, you may make one transfer among the subaccounts every three months. You may not make transfers between the subaccounts and the fixed account.

ASSET ALLOCATION PROGRAM

      Under the asset allocation program, we will automatically transfer amounts among the subaccounts on a quarterly, semi-annual or annual basis so that the allocation of your Contract Value matches the percentages you specify.

DOLLAR COST AVERAGING PROGRAM

      The dollar cost averaging program permits you to systematically transfer (on a monthly, quarterly, semi-annual or annual basis) a set dollar amount from one or more subaccounts or the fixed account to other subaccounts. Dollar cost averaging is available only during the pay-in period.

      If you choose to participate in the dollar cost averaging program when you purchase the Contract, you may allocate all or part of your initial premium payment to the Scudder VLIF Money Market Subaccount #2. This subaccount will not deduct any charges for mortality and expense risks and administrative costs. You must transfer all amounts out of the Scudder VLIF Money Market Subaccount # 2 within one year from the issue date.

      If your Contract Value in the fixed account is at least $10,000, you may elect to have us make calendar quarter transfers of the interest you accrue in the fixed account to one or more of the subaccounts.

ACCESS TO YOUR MONEY

      During the pay-in period, you may receive a cash withdrawal of part of your Contract Value. You may also fully withdraw all your value from the Contract and receive its surrender value. This is called a surrender.

      Partial withdrawals are subject to the following conditions:

              -  the minimum amount you can withdraw is $100, or the entire amount in a subaccount or the fixed account, if less;
              -  you must leave at least $500 in the subaccount (or fixed account) from which you request the withdrawal, unless the total value is withdrawn;
              - partial withdrawals are not permitted from the fixed account during the first Contract year.

      Surrenders and partial withdrawals may be subject to a surrender charge. In any contract year, you may withdraw a portion of your Contract Value, called the free withdrawal amount, without incurring a surrender charge.

      We offer a systematic withdrawal plan whereby you may receive periodic payments of at least $100 on a monthly, quarterly, semi-annual or annual basis during the pay-in period.

      You may have to pay federal income taxes and a penalty tax on any money you withdraw from the Contract.

DEATH BENEFIT

      We will pay the death benefit to the beneficiary at the death of either the owner or the annuitant before the Annuity Start Date.

      The standard death benefit will be the Contract Value determined on the valuation day we receive due proof of death and the beneficiary's election regarding payment.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

      For an additional daily mortality and expense risk charge, you may add the guaranteed minimum death benefit rider. The death benefit under this rider depends on the age of the decreased owner or annuitant when the death benefit is payable.

      If the deceased dies before age 91 and before the Annuity Start Date, the death benefit will equal the greatest of the following:

       - Contract Value determined on the valuation day we received due proof of death and the beneficiary's election regarding payment;
       - Premiums paid (minus any prior withdrawals) with interest at 4% per year until the earlier of: (i) the deceased's age 80, or (ii) the date of death; plus premium payments (minus any prior withdrawals) from the deceased's age 80 until the date of death; or
       - the greatest Contract Value on any Contract anniversary before death prior to age 81, plus any premiums paid and minus any withdrawals since that anniversary.

      A different death benefit calculation applies if the owner or annuitant dies at or after age 91.

FEES AND CHARGES

      MORTALITY AND EXPENSE RISK CHARGE. We will deduct a daily mortality and expense risk charge from your value in the subaccounts at an annual rate of ____% (X.XX% if you select the Guaranteed Minimum Death Benefit rider). We will continue to deduct this charge after you begin to receive annuity payments if you choose to receive variable annuity payments.

      ASSET-BASED ADMINISTRATIVE CHARGE. We will deduct a daily administrative charge from your value in the subaccount at an annual rate of ____%. We will continue to assess this charge after you begin to receive annuity payments if you choose to receive variable annuity payments.

      GUARANTEED RETIREMENT INCOME BENEFIT CHARGE. If you choose the guaranteed retirement income benefit, we will deduct a guaranteed retirement income benefit charge on each Contract quarter from your Contract Value. This charge is deducted on a pro-rata basis from all subaccounts and the fixed account at the annual rate of ___% of your Contract Value as of each Contract quarter.

      ANNUAL ADMINISTRATION FEE. We deduct an annual administration fee of $30 from your Contract Value at the beginning of each contract year during the pay-in period, on the date of surrender, and on the Annuity Start Date. We will waive this charge if your Contract Value is $50,000 or more on the date the charge is assessed.

      TRANSFER FEE. You may make 12 free transfers each contract year. We impose a $25 charge per transfer on each transfer after the twelfth during a contract year before the Annuity Start Date.

      SURRENDER CHARGE. During the pay-in period, you may withdraw all or part of your Contrat Value before your death. Certain withdrawals may be made without payment of any surrender charge. Other withdrawals are subject to surrender charges.

      We calculate the surrender charge from the date you made the premium payment(s) being withdrawn. The surrender charge will vary depending on the number of years since you made the premium payment(s).

PAYMENT YEAR:                 1     2     3     4     5     6     7     8+
                         ----------------------------------------------------
SURRENDER  CHARGE:            7%    6%    5%    5%    4%    3%    2%    0


      In determining surrender charges, we will treat your premium payments are being withdrawn in the order in which we received them -- that is on a first-in, first-out basis.

      We do not assess a surrender charge on:
      -    the death benefit;
      - if your Contract has been in force for at least three contract years, on annuity payments made under annuity options one, two or three;
      - on withdrawals that qualify under the waiver of surrender charge rider as extended hospitalization, long-term care, or terminal illness (described below); or
      -    on the free withdrawal amount.

      Each year, free of surrender charge, you may withdrawal the free withdrawal amount, which equals the greater of:

            1. the excess of Contract Value over premiums subject to surrender charges, less prior withdrawals that were previously assessed a surrender charge; and
            2. 10% of Contract Value at the time the withdrawal is requested.

      If you surrender your Contract, we will impose surrender charges retroactively on any amounts free withdrawal amounts that were taken out during the 12 months before the surrender.

      In addition, you may withdraw, free of surrender charge, any premium that has been held by us for more than seven years.

      PREMIUM TAXES. We will deduct state premium taxes, which currently range from 0% up to 3.5%, if your state requires us to pay the tax. If necessary, we will make the deduction either: (a) from premium payments as we receive them,
(b) from your Contract Value upon surrender or partial withdrawal, (c) on the Annuity Start Date, or (d) upon payment of a death benefit.

      PORTFOLIO FEES AND CHARGES. Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. These charges currently range from .44% to 1.91% annually. See the Fee Table in this Prospectus and the prospectuses for the portfolios.

ANNUITY PROVISIONS

      ANNUITY OPTIONS. The Contract allows you to receive income under one of three annuity payment options beginning on the Annuity Start Date you select. You may choose from fixed payment options, variable payments options, or a combination of both. You may receive income payments for a specific period of time or for life, with or without a guaranteed number of payments.

      If you have held the Contract for three years, we will use your Contract Value (less any applicable premium taxes) on the Annuity Start Date to calculate the amount of your annuity payments under the payment plan you choose. If the Policy has been in force less than three years, we will used the Cash Value to provide annuity payments. If you select a variable payout option, the dollar amount of your payments may go up or down depending on the investment results of the portfolios you invest in at that time.

GUARANTEED RETIREMENT INCOME BENEFIT

      You may add this feature for an additional charge. This feature provides a guaranteed amount of fixed annuity payments for the lifetime of the annuitant, generally once the Contract has been in force for at least 7 Contract years. You must elect the guaranteed retirement income benefit on your Contract application.

FEDERAL TAX STATUS

      Generally, a Contract's earnings are not taxed until you take them out. For federal tax purposes, if you take money out during the pay-in period, including a surrender, partial withdrawal or death benefit payment, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on earnings. The annuity payments you receive during the payout phase are considered partly a return of your original investment so that part of each payment is not taxable as income until the "investment in the contract" has been fully recovered. Different tax consequences may apply for a qualified Contract. For a further discussion of the federal tax status of variable annuity contracts, see "Federal Tax Status."

INQUIRIES

      If you need additional information, please contact us at:

            our Home Office:
            3003 - 77th Avenue, S.E.
            Mercer Island, WA  98040
            1-(206) 232-8400

            or the Service Center:

            ---------------------
            ---------------------
            1-800-XXX-XXXX

                                    FEE TABLE

      The Fee Table illustrates the current expenses and fees under the Contract and for the portfolios. The purpose of this table is to help you understand the various costs and expenses that you will pay directly and indirectly.

YOUR TRANSACTION EXPENSES

      Sales Charge Imposed on Premium Payments..........................................None
      Maximum Surrender Charge
        (as a percentage of your premium payment) (1)...................................7.0%
      Transfer Fee..........................................No fee in the first 12 transfers in a contract year then $25
                                                                     per additional transfer
      Guaranteed Retirement Income Benefit Rider Fee (2)         Quarterly Fee of [__]% of X

ANNUAL ADMINISTRATION FEE (3)............................................................$30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the subaccounts)

      With the Guaranteed Minimum Death Benefit Rider
      Mortality and Expense Risk Charge................................................[__]%
      Administrative Expenses..........................................................[__]%
      Total Variable Account Annual Expenses...........................................[__]%

      With Standard Death Benefit
      Mortality and Expense Risk Charge................................................[__]%
      Administrative Expenses..........................................................[__]%
      Total Variable Account Annual Expenses...........................................[__]%

ANNUAL PORTFOLIO EXPENSES
(as a percentage of average daily net assets in the subaccounts after fee waivers and expense reimbursements)

                                                                                            TOTAL ANNUAL
                                                                                               EXPENSES
                                                     MANAGEMENT                                 (AFTER
                                                       FEES                 OTHER EXPENSES      WAIVERS
                                                      (AFTER       12b-1       (AFTER             AND
NAME OF PORTFOLIO                                     WAIVERS)     FEES     REIMBURSEMENT)   REIMBURSEMENT)
-----------------                                     --------     ----     --------------   --------------
Janus Aspen Series
------------------
Capital Appreciation Portfolio(4)                        .70%        --  %         .22%        .92%

Kemper Variable Series
----------------------
Kemper Government Securities Portfolio                   .55%        --  %         .11%        .66%
Kemper High Yield Portfolio                              .60%        --  %         .05%        .65%
Kemper Small Cap Growth Portfolio                        .65%        --  %         .05%        .70%
Kemper-Dreman High Return Equity
  Portfolio(5)(6)                                        .42%        --  %         .45%        .87%

PIMCO Variable Insurance Trust(7)
---------------------------------
Low Duration Bond Portfolio                              .63%        --  %         .02%        .65%
Foreign Bond Portfolio                                   .88%        --  %         .02%        .90%

Scudder VLIF
------------
Money Market Portfolio                                   .37%        --%         .07%        .44%
Growth and Income Portfolio (Class A Shares)             .47%        --%         .09%        .56%
International Portfolio (Class A Shares)                 .87%        --%         .18%       1.05%
Bond Portfolio (Class A Shares)                          .47%        --%         .09%        .56%

Templeton Variable Products Series Fund
---------------------------------------
Developing Markets Fund (Class 2 Shares)(8)             1.25%       .25%         .41%       1.91%


1/    We do not assess a surrender charge on death benefit payments, or if your
Contract has been in force for at least three contract years and you begin to receive annuity payments under annuity options one, two or three.

2/    [information to be provided by subsequent amendment]

3/    We will also deduct this fee on the Annuity Start Date or the date you surrender your Contract. We waive this fee for Contracts with a Contract Value of $50,000 or more on the date the fee is assessed.

4/    The expense figures shown for the Janus Aspen Capital Appreciation
Portfolio are net of certain fee waivers or reductions from Janus Capital Corporation. Without such waivers, the Management Fees, Other Expenses and Total Annual Expenses for the Janus Aspen Capital Appreciation Portfolio for the fiscal year ended December 31, 1998 would have been: .75%, .22% and .97%, respectively. See the prospectus and Statement of Additional Information of Janus Aspen Series for a description of these waivers.

5/    The Kemper-Dreman High Return Equity Portfolio commenced operations on or after 5/1/98. As a result, "Other Expenses" for fiscal year 1998 have been annualized.

6/    Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the period commencing on the date of this prospectus until May 1, 2000, to limit their respective fees and to reimburse other operating expenses, in a manner communicated to the Board of the Fund, to the extent necessary to limit total operating expenses of the Kemper-Dreman High Return Equity Portfolio to the levels set forth in the table above. Without taking into effect these expense caps, for the High Return Equity Portfolio, the Management Fees are estimated to be .75%; Other Expenses are estimated to be .45%; and Total Annual Expenses are estimated to be 1.20%.

7/    For the PIMCO Variable Insurance Trust portfolios, management fees include fixed advisory and administrative fees. The administrative fee covers most of the expenses of these portfolios. However, the portfolios are responsible for bearing certain expenses associated with their operations that are not covered by the administrative fee. While it is expected that these expenses generally will not have a material effect on the portfolio expense ratios, they may have a material effect in certain circumstances, such as when the average net assets of a portfolio are lower than anticipated. Pacific Investment Management Company has agreed to reduce its administrative fee, subject to potential future reimbursement, to the extent that Total Annual Expenses would exceed, due to organizational expenses and the payment by the portfolio of its pro rata portion of the Trust's Trustees' fees, 0.65% of average daily net assets of the PIMCO Low Duration Bond portfolio and 0.90% of average daily net assets of the PIMCO Foreign Bond portfolio. "Other Expenses" are based on estimates for the current fiscal year. Without such reductions, Management Fees, Other Expenses and Total Annual Expenses for the fiscal year ended December 31, 1998 would have been: for the PIMCO Low Duration Bond Portfolio, .65%, .02% and .67%, respectively; and for the PIMCO Foreign Bond Portfolio, .90%, .02% and .92%, respectively.

8/    Class 2 of the Templeton Developing Market Portfolio has a distribution plan or "Rule 12b-1 Plan" which is described in the portfolio's prospectus.

The purpose of these tables is to assist you in understanding the costs and expenses that you will bear directly or indirectly. The table reflects the actual charges and expenses for the variable account and for each portfolio for the fiscal year ended December 31, 1998.

EXAMPLES

      (NOTE: The examples shown below are entirely hypothetical. They do not represent past or future performance or expenses. Actual performance and/or expenses may be more or less than those shown.)

Example 1 below shows the dollar amount of expenses that you would bear directly or indirectly if you:
       -    invested $1,000 in a subaccount;
       -    earned a 5% annual return on your investment;
       - fully surrender your Contract, or began receiving annuity payments during the first three Contract years; and
       - elected the Guaranteed Minimum Death Benefit Rider (with total variable account expenses of 1.XX%) and the Guaranteed Retirement Income Benefit Rider (with an annual charge of X.XX%).

EXAMPLE 2

Same assumptions as Example 1, except that you elected the standard death benefit (with total variable account expenses of 1.XX%) and do not elect the Guaranteed Retirement Income Benefit Rider.


                                            EXAMPLE 1             EXAMPLE 2

--------------------------------------------------------------------------------------
SUBACCOUNT                                  1 YEAR    3 YEARS     1 YEAR    3 YEARS
--------------------------------------------------------------------------------------
JANUS ASPEN SERIES
--------------------------------------------------------------------------------------
  Capital Appreciation
--------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
--------------------------------------------------------------------------------------
  Kemper Government Securities
--------------------------------------------------------------------------------------
  Kemper High Yield
--------------------------------------------------------------------------------------
  Kemper Small Cap Growth
--------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
--------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------
   PIMCO Low Duration Bond
--------------------------------------------------------------------------------------
   PIMCO Foreign Bond
--------------------------------------------------------------------------------------
SCUDDER VLIF
--------------------------------------------------------------------------------------
  Scudder VLIF Money Market
--------------------------------------------------------------------------------------
  Scudder VLIF Growth and Income
--------------------------------------------------------------------------------------
  Scudder VLIF International
--------------------------------------------------------------------------------------
  Scudder VFIL Bond
--------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCT SERIES
--------------------------------------------------------------------------------------
  Developing Markets Fund
--------------------------------------------------------------------------------------

EXAMPLE 3

Same assumptions as Example 1, except that you decided not to surrender your Contract, or you began receiving annuity payments three years after the issue date. We assume that you elected the Guaranteed Minimum Death Benefit Rider (with total variable account expenses of 1.XX%) and the Guaranteed Retirement Income Benefit Rider (with an annual charge of X.XX%).

EXAMPLE 4

Same assumptions as Example 3, except that you elected the standard death benefit (with total variable account expenses of X.XX%) do not elect the Guaranteed Retirement Income Benefit Rider.


                                            EXAMPLE 3             EXAMPLE 4

--------------------------------------------------------------------------------------
SUBACCOUNT                                  1 YEAR    3 YEARS     1 YEAR    3 YEARS
--------------------------------------------------------------------------------------
JANUS ASPEN SERIES
--------------------------------------------------------------------------------------
  Capital Appreciation
--------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
--------------------------------------------------------------------------------------
  Kemper Government Securities
--------------------------------------------------------------------------------------
  Kemper High Yield
--------------------------------------------------------------------------------------
  Kemper Small Cap Growth
--------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
--------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------
  PIMCO Low Duration Bond
--------------------------------------------------------------------------------------
  PIMCO Foreign Bond
--------------------------------------------------------------------------------------
SCUDDER VLIF
--------------------------------------------------------------------------------------
  Scudder VLIF Money Market
--------------------------------------------------------------------------------------
  Scudder VLIF Growth and Income
--------------------------------------------------------------------------------------
  Scudder VLIF International
--------------------------------------------------------------------------------------
  Scudder VLIF Bond
--------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCT SERIES
--------------------------------------------------------------------------------------
  Developing Markets Fund
--------------------------------------------------------------------------------------

      The examples assume that you made no transfers. The example also do not take into account any premium taxes. The examples reflect the annual administration fee of $30 as an annual charge of X.xx% which we calculated by dividing the total annual administration fees expected to be collected during a year by an assumed average investment of $XX,000 in the subaccount.

PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL. IT DOES NOT REPRESENT PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THIS ASSUMED RATE.

CONDENSED FINANCIAL INFORMATION

      No condensed financial information is available for the variable account, because it has not commenced operations as of the date of this prospectus.

                 ABOUT FARMERS NEW WORLD LIFE INSURANCE COMPANY
                            AND THE VARIABLE ACCOUNT

FARMERS NEW WORLD LIFE INSURANCE COMPANY

      Farmers New World Life Insurance Company ("Farmers"), is the insurance company issuing the Contract. Farmers is located at 3003 77th Avenue, S.E., Mercer Island, Washington 98040, and was incorporated under Washington law on February 21, 1910. Farmers established the variable account to support the investment options under this Contract and under other variable annuity contracts Farmers may issue. Farmers' general account supports the fixed account under the Contract.

      Farmers is a wholly-owned direct subsidiary of Farmers Group, Inc. In December 1988, BATUS Inc., a subsidiary of B.A.T Industries p.l.c. ("B.A.T"), acquired 100% ownership of Farmers Group, Inc. through its wholly-owned subsidiary BATUS Financial Services. Immediately thereafter, BATUS Financial Services was merged into Farmers Group, Inc. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded in Farmers Group, Inc.'s consolidated balance sheets based on their estimated market values at December 31, 1988. In January 1990, ownership of Farmers Group, Inc. was transferred to South Western Nominees Limited, a subsidiary of B.A.T.

      On December 22, 1997, a definitive agreement was reached to merge B.A.T's Financial Services Businesses, which included Farmers Group, Inc., with Zurich Insurance Company ("Zurich"). In June 1998, the merger was approved by the shareholders of B.A.T and Zurich. In September 1998, this merger was completed and the businesses of Zurich and B.A.T's Financial Services Businesses were transferred to Zurich Financial Services ("ZFS"), a new Swiss company with headquarters in Zurich. As a result, each two shares of Farmers Group, Inc.'s prior outstanding stock were recapitalized into one share of Class A Common Stock, par value $1.00 per share ("Ordinary Share"), and one share of Class B Common Stock, par value $1.00 per share ("Income Share"). Under the merger agreement, all Ordinary Shares became wholly owned by ZFS and all Income Shares became wholly owned by Allied Zurich Holdings Limited, an affiliated company created during the restructuring of B.A.T. The merger was accounted for by ZFS as a pooling of interests and, therefore, no purchase accounting adjustments were made to Farmers Group, Inc.'s assets and liabilities.

      Farmers currently is licensed to sell insurance in 38 states and the District of Columbia. The states where Farmers is not licensed are Alaska, Connecticut, Florida, Hawaii, Louisiana, Maine, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, and Vermont.

FARMERS ANNUITY SEPARATE ACCOUNT A

      We established the Farmers Annuity Separate Account A (the "variable account") as a variable account under Washington insurance law on April 6, 1999. The variable account will receive and invest net premium payments made under the Contracts and under other variable annuity contracts we may issue in the future.

      Although the assets in the variable account are our property, the portion of the assets in the variable account that are attributable to contracts are not chargeable with the liabilities arising out of any other business that we may conduct. All obligations arising under the Contracts are our general corporate obligations. Income, gains and losses, whether or not realized, from assets allocated to the variable account are credited to or charged against the variable account without regard to our other income, gains or losses.

      The variable account is divided into 13 subaccounts. Additional subaccounts may be available in the future. Each subaccount invests exclusively in shares of a single corresponding portfolio. The income, gains and losses, whether or not realized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

      The variable account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the variable account, the funds or of us by the SEC. The variable account is also subject to the laws of the State of Washington which regulate the operations of insurance companies domiciled in Washington.

                                 THE PORTFOLIOS

      Each subaccount of the variable account invests exclusively in shares of a designated portfolio of a Fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Each Fund currently available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company.

      The assets of each portfolio of each Fund are separate from the assets of that Fund's other portfolios, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.

      Each of the Funds is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the portfolio. These investments must be consistent with the investment objective, policies and restrictions of that portfolio.

      In addition, the investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of other such portfolios. We make no assurance, and no representation, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

      An investment in a subaccount, or in any portfolio, including the Scudder VLIF Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Scudder VLIF Money Market Portfolio will be able to maintain a stable net asset value per share.

      We cannot guarantee that each Portfolio will always be available for its variable annuity contracts. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

      The investment objective of each portfolio is summarized below. WE GIVE NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES. You can find more detailed information, including a description of risks, fees and expenses of each portfolio in the prospectuses for the Funds which accompany this prospectus.

CERTAIN PORTFOLIOS HAVE SIMILAR INVESTMENT OBJECTIVES AND/OR POLICIES. YOU SHOULD CAREFULLY READ THE PROSPECTUSES FOR THE PORTFOLIOS BEFORE YOU INVEST.

--------------------------------------------------------------------------
PORTFOLIO                 INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
--------------------------------------------------------------------------
JANUS ASPEN CAPITAL   seeks long-term growth of capital. Investment
APPRECIATION          adviser is Janus Capital Corporation.
PORTFOLIO
--------------------------------------------------------------------------
KEMPER GOVERNMENT     seeks high current return consistent with
SECURITIES PORTFOLIO  preservation of capital.  Investment adviser is
                      Scudder Kemper Investments, Inc.
--------------------------------------------------------------------------
KEMPER HIGH YIELD     seeks to provide a high level of current income.
PORTFOLIO             Investment adviser is Scudder Kemper Investments,
                      Inc.
--------------------------------------------------------------------------
KEMPER SMALL CAP      seeks maximum appreciation of investors' capital.
                      Investment
--------------------------------------------------------------------------

--------------------------------------------------------------------------
GROWTH PORTFOLIO      adviser is Scudder Kemper Investments, Inc.
--------------------------------------------------------------------------
KEMPER-DREMAN HIGH    seeks to achieve a high rate of total return.
RETURN EQUITY         Investment adviser is Scudder Kemper Investments,
PORTFOLIO             Inc.; investment sub-adviser is Dreman Value
                      Management L.L.C.
--------------------------------------------------------------------------
PIMCO LOW DURATION    seeks to maximize total return, consistent with
BOND PORTFOLIO        preservation of capital and prudent investment
                      management.  Investment adviser is Pacific
                      Investment Management Company.
--------------------------------------------------------------------------
PIMCO FOREIGN BOND    seeks to maximize total return, consistent with
PORTFOLIO             preservation of capital and prudent investment
                      management.  Investment adviser is Pacific
                      Investment Management Company.
--------------------------------------------------------------------------
SCUDDER VLIF MONEY    seeks stability and current income from a
MARKET PORTFOLIO      portfolio of money market instruments. Investment
                      adviser is Scudder Kemper Investments, Inc.
--------------------------------------------------------------------------
SCUDDER VLIF GROWTH   seeks long-term growth of capital, current income
PORTFOLIO             and growth of income from a portfolio consisting
(CLASS A SHARES)      primarily of common stocks and securities AND INCOME
                      convertible into common stocks. Investment adviser
                      is Scudder Kemper Investments, Inc.
--------------------------------------------------------------------------
SCUDDER VLIF          seeks long-term growth of capital principally from
INTERNATIONAL         a diversified portfolio of foreign equity
PORTFOLIO (CLASS A    securities. Investment adviser is Scudder Kemper
SHARES)               Investments, Inc.
--------------------------------------------------------------------------
SCUDDER VLIF BOND     seeks high income from a high quality portfolio of
PORTFOLIO (CLASS A    bonds. Investment adviser is Scudder Kemper
SHARES)               Investments, Inc.
--------------------------------------------------------------------------
TEMPLETON DEVELOPING  seeks long-term capital appreciation.  Investment
MARKETS FUND (CLASS   adviser is Templeton Asset Management Ltd.
2 SHARES)
--------------------------------------------------------------------------


AVAILABILITY OF THE FUNDS

      We cannot guarantee that each portfolio will always be available for investment through the Contracts.

      We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the variable account. If the shares of a portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

      We also reserve the right in our sole discretion to establish additional subaccounts, or eliminate or combine one or more subaccounts, if marketing needs, tax considerations or investment conditions warrant. We will determine if new or substituted subaccounts will be available to existing contract owners. Subject to obtaining any approvals or consents required by law, the assets of one or more subaccounts may also be transferred to any other subaccount if, in our sole discretion, marketing, tax, or investment conditions warrant. Additional information regarding termination of participation agreements, substitutions of investments and resolving conflicts among Funds may be found in the SAI.

                                THE PAY-IN PERIOD

      The pay-in period begins when your first premium payment is made and continues until you begin to receive annuity payments during the payout period. The pay-in period will also end if you surrender your Contract before the payout period.

PURCHASING A CONTRACT

      You may purchase a Contract with a premium payment of $1,000 or more. The maximum first premium payment is $________________.

      To purchase a Contract, you must make an application to us either through one of our authorized agents who is also a registered representative of _________________________ or of a broker-dealer having a selling agreement with
_______________________. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the tax code. We will not issue you a Contract if you are older than age 90 on the issue date.

PREMIUM PAYMENTS

      Premium payments must be at least $500 ($50 if you authorize us to draw on an account by check or electronic debit). You may make premium payments at any time until the earliest of: (a) the Annuity Start Date; (b) the date you fully withdraw all Contract Value; or (c) the date you reach age 70 1/2 for Qualified Contracts other than Roth IRAs).

      We will not accept total premium payments in excess of the cumulative premium limit that is specified on your Contract specification page. The Internal Code may also limit the amount of premiums you may make.

CANCELLATION -- THE 10 DAY RIGHT TO EXAMINE PERIOD

      You have the right to cancel the Contract for any reason within 10 days after you receive it. In some jurisdictions, this period may be longer than 10 days. To cancel the Contract, you must send it to the agent through whom you purchased it, to a branch office, or to the Home Office before the end of the right to cancel period.

      In most states, the amount of the refund will be the total premiums we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. If state law requires, we will refund your original premium(s). In those states, we will place your premium(s) in the reallocation account until the reallocation date. We will pay the refund within 7 days after we receive the Contract. The Contract will then be deemed void. In some states you may have more than 10 days, or receive a different refund amount.

DESIGNATING YOUR INVESTMENT OPTIONS

      When you fill out your application, you will give us instructions on how to allocate your first net premium payment among the 13 subaccounts and the fixed account. The amount you direct to a particular subaccount and/or to the fixed account must be in whole percentages from 1%-100% of the premium payment, and must equal at least $500.

      Once we receive your premium payment and your completed application at the Home Office, we will issue your Contract and credit your initial premium payment to your Contract. If we are unable to credit your initial premium payment, we will contact you within 5 valuation days and explain why. We will also return your premium payment at that time, unless you tell us to keep it. We will credit it as soon as we receive all necessary application information.

      The date we credit your initial premium payment to your Contract is the issue date. The issue date is used to determine Contract years, Contract months, Contract quarters, and Contract anniversaries.

      We may reject any application or premium payment for any reason permitted by law.

ADDITIONAL PREMIUM PAYMENTS

      We will credit any additional premium payments you make to your Contract at the accumulation unit value computed at the end of the valuation day on which we receive them. Our valuation day closes at 4:00 p.m. Eastern Time (1 p.m. Pacific Time). If we receive your premium payments after the close of a valuation day, we will calculate and credit them the next valuation day.

      We will direct your premium payment to the subaccounts and/or the fixed account according to your written instructions in effect at the time we receive it. However, you may direct individual premium payments to a specific subaccount and/or to the fixed account without changing your instructions. You may change your instructions directing your investments at any time by sending us a written request or by telephone authorization. Changing your instructions will not change the way existing Contract Value is apportioned among the subaccounts or the fixed account.

      If you choose to participate in the dollar cost averaging program when you purchase your Contract, you may allocate all or part of your initial premium payment to the Scudder VLIF Money Market Subaccount #2. (See "Dollar Cost Averaging Program.")

      THE CONTRACT VALUE YOU DIRECTED TO A SUBACCOUNT WILL VARY WITH THE INVESTMENT EXPERIENCE OF THAT SUBACCOUNT. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. YOU SHOULD PERIODICALLY REVIEW YOUR PREMIUM PAYMENT ALLOCATION INSTRUCTIONS IN LIGHT OF MARKET CONDITIONS AND YOUR OVERALL FINANCIAL OBJECTIVES.

REALLOCATION ACCOUNT

      If your state requires us to return your initial premium in the event you exercise your right to cancel the Contract, we will allocate the initial premium on the Contract date to the reallocation account (our fixed account). While held in the reallocation account, your premium will be credited with interest at current fixed account rates. The premium(s) will remain in the reallocation account for 35 days from the issue date.

      On the first valuation day on or after the reallocation date, we will reallocate all Contract Value from the reallocation account to the fixed account and/or the subaccounts you selected on the application.

      For states that do not require a full refund of the initial premium, the reallocation date is the same date as the issue date and will be allocate the initial premium on the issue date to the fixed account and/or subaccounts in accordance with the instructions you gave us on your application.

                               YOUR CONTRACT VALUE

VARIABLE ACCOUNT VALUE

      Your variable account value will reflect the investment experience of the selected subaccounts, any net premium payments paid, any surrenders or partial withdrawals, any transfers, and any charges assessed in connection with the Contract. There is no guaranteed minimum variable account value. A Contract's variable account value depends upon a number of variables, therefore it cannot be predetermined.

      CALCULATING VARIABLE ACCOUNT VALUE

      Your variable account value is determined at the end of each valuation day. The value will be the total of your Contract's value in each of the subaccounts, we determine your Contract's value in each subaccount by multiplying that subaccount's unit value for the relevant valuation period by the number of accumulation units of that subaccount allocated to the Contract.

      NUMBER OF ACCUMULATION UNITS

      Any amounts you allocate or transfer to the subaccounts will be converted into subaccount accumulation units. We determine the number of accumulation units to be credited to your Contract by dividing the dollar amount being allocated or transferred to a subaccount by the accumulation unit value for that subaccount at the end of the valuation day during which the amount was allocated or transferred. The number of accumulation units in any subaccount will be increased at the end of the valuation day by any net premium payments allocated to the subaccount during the current valuation day and by any amounts transferred to the subaccount from another subaccount or from the fixed account during the current valuation day.

      Any amounts transferred, surrendered or deducted from a subaccount will be processed by canceling or liquidating accumulation units. The number of accumulation units to be canceled is determined by dividing the dollar amount being removed from a subaccount by the accumulation unit value for that subaccount at the end of the valuation day during which the amount was removed. The number of accumulation units in any subaccount will be decreased at the end of the valuation day by:

       - any amounts transferred (including any applicable transfer fee) from that subaccount to another subaccount or to the fixed account;
       -     any amounts withdrawn or surrendered on that valuation day;
       - any surrender charge or premium tax assessed upon a partial withdrawal or surrender; and
       - the Annual Administration Fee and Guaranteed Retirement Income Benefit Rider Fee, if assessed on that valuation day.

      ACCUMULATION UNIT VALUE

      The accumulation unit value for each subaccount's first valuation day was set at $10. The accumulation unit value for a subaccount is calculated for each subsequent valuation day by multiplying the accumulation unit value at the end of the immediately preceding valuation day by the Net Investment Factor for the valuation day for which the value is being determined.

      The formula for computing the Net Investment Factor is in the SAI.

                      TRANSFERS BETWEEN INVESTMENT OPTIONS

      After the right to examine period and before the annuity start date and subject to the restrictions described below, you may transfer all or part of the amount in a subaccount or the fixed account to another subaccount or the fixed account.

      The minimum amount that you may transfer is $100 or your total Contract Value in that subaccount, whichever is less. If you request a transfer that would reduce the amount in a subaccount below $500, we will transfer the whole amount.

      You may make one transfer from the fixed account to the subaccounts each contract year during the 30 days following a contract anniversary. We measure a contract year from the anniversary of the day we issued your Contract. You may not make a transfer to the fixed account during the six months following any transfer you make from the fixed account to any subaccount(s).

      Transfers will be made as of the valuation day on which we receive your written request or telephone authorization to transfer, provided we receive it before the close of our valuation day, usually 3:00 p.m. Central Time. If we receive your request after the close of our valuation day, we will make the transfer as of the next valuation day. There currently is no limit on the number of transfers that you can make before the Annuity Start Date among or between subaccounts or to the fixed account

ASSET ALLOCATION PROGRAM

      The asset allocation program permits you to make automatic transfers among the subaccounts on a quarterly, semi-annual, or annual basis so that your Contract Value is reallocated to match the percentage allocations you specify. Transfers under this program are not subject to the $100 minimum transfer limitation. In order to participate in the asset allocation program, you must complete a form and return it to us.

DOLLAR COST AVERAGING PROGRAM

      The dollar cost averaging program permits you to systematically transfer for a specified duration (on a monthly, quarterly, semi-annual, or annual basis) a set dollar amount from one or more subaccounts, or the fixed account to any other subaccounts. If you choose to have your transfers made from the fixed account, you must continue the program for at least one year. The fixed dollar amount will purchase more accumulation units of a variable account when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar cost averaging method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.

      Dollar cost averaging is only available during the pay-in period.

      You may enroll in the dollar cost averaging program at any time by completing our dollar cost averaging form. We make transfers on the second Tuesday of every month. We must receive the form at least 5 valuation days before the transfer date, for your transfers to begin on that date. When you enroll in the dollar cost averaging program, your total Contract Value in an account must be at least equal to the amount you designate to be transferred on each transfer date, times the duration you select. Transfers from a subaccount or the fixed account must be at least $100.

      If you choose to participate in the dollar cost averaging program when you purchase the Contract, you may allocate all or a part of your initial premium payment to the Scudder VLIF Money Market Subaccount #2. This subaccount is only available to owners who participate in the dollar cost averaging program. We make no deductions from this subaccount for mortality and expense risk charges or administrative charges. You must transfer all of your Contract Value out of this subaccount within one year of your initial premium payment. If you terminate the dollar cost averaging program, or do not transfer all your Contract Value out of this subaccount within one year, we will transfer any remaining Contract Value in this subaccount to the Scudder VLIF Money Market Subaccount #1 (which is subject to the mortality and expense risk charge and the administrative charges).

      If your Contract Value in the fixed account is at least $10,000, you may elect to have us make calendar quarter transfers of the interest you accrue in the fixed account to one or more of the subaccounts. We make these transfers within 5 valuation days of the end of the calendar quarter. You may enroll in this program at any time by completing our dollar cost averaging form. We must receive this form 10 days before the end of the calendar quarter, for your transfers to begin that quarter.

TELEPHONE TRANSFERS

      We will make a transfer based upon instructions you give us over the telephone, provided we have on file a currently valid telephone transfer authorization that you have signed. If you have not completed such an authorization on your application, you must send a telephone transfer authorization form to our Home Office. Your authorization is valid until you revoke it in writing or until the Home Office receives a subsequently dated form that you have signed. You may use your telephone to authorize a transfer from one subaccount or the fixed account to another subaccount or the fixed account, to change the allocation instructions for future investments, to change asset allocation and dollar cost averaging programs, and/or to request a partial withdrawal.

      We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures.

      The procedures that we may follow for telephone transfers include:

      - providing you with a written confirmation of all transfers made according to telephone instructions,
      - requiring a form of personal identification prior to acting on instructions received by telephone, and
      -   tape recording instructions received by telephone.

      We reserve the right to modify, restrict, suspend or eliminate the transfer privileges (including the telephone transfer facility) at any time, for any class of Contracts, for any reason. In particular, we reserve the right not to honor transfers requested by a third party holding a power of attorney from you where that third party requests simultaneous transfers on your behalf of two or more Contracts.

TRANSFER FEE

      We will impose a transfer fee of $25 for the thirteenth and each subsequent transfer request you make per contract year. Transfers you make pursuant to the asset allocation and dollar cost averaging programs do not count toward your 12 free transfers. See Fees and Charges.

                              ACCESS TO YOUR MONEY

SURRENDERS

      At any time before the Annuity Start Date, you may surrender your Contract for its surrender value.

      The surrender value is equal to:

      -   the Contract Value; MINUS
      -   any applicable surrender charges; MINUS
      -   any premium taxes not previously deducted; and MINUS
      -   the Annual Administration Fee unless waived.

      The surrender value will be determined as of the valuation day on which we receive your written request for surrender at our Home Office, unless you specify a later date in your request. The surrender value will be paid in a lump sum unless you request payment under a payout plan. A surrender may have adverse federal income tax consequences, including a penalty tax.

PARTIAL WITHDRAWALS

      Once each calendar quarter before the Annuity Start Date, you may request a withdrawal of part of your Contract Value. You must withdraw at least $100, or the total value in the subaccount from which you request the withdrawal.

      We will withdraw the amount you request from the Contract Value as of the valuation day on which we receive your written request for the partial withdrawal. We will then reduce the amount remaining in the Contract by any applicable surrender charge. You must leave at least $500 in each subaccount from which you make a withdrawal, unless you withdraw the total value. We will not allow you to make a partial withdrawal if such withdrawal would cause your Contract Value to fall below $500.

      You may specify how much you wish to withdraw from each subaccount and/or the fixed account. If you do not specify, or if you do not have sufficient assets in the subaccounts or fixed account you specified to comply with your request, we will make the partial withdrawal on a pro rata basis from the fixed account and those subaccounts in which you are invested. We will base the pro rata reduction on the ratio that the value in each subaccount and the fixed account has to the entire Contract Value before the partial withdrawal.

      INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SURRENDER AND PARTIAL WITHDRAWAL RESTRICTIONS

      You may not make a partial withdrawal from the fixed account in the first contract year. Your right to make surrenders and partial withdrawals is also subject to any restrictions imposed by applicable law or employee benefit plan.

SYSTEMATIC WITHDRAWAL PLAN

      The systematic withdrawal plan permits you to pre-authorize us to make periodic withdrawals during the pay-in period. You instruct us to withdraw selected amounts, or amounts based on your life expectancy, from the fixed account or any of the subaccounts. We will make these withdrawals on a monthly, quarterly, semi-annual, or annual basis. You or we may terminate the systematic withdrawal plan at any time. We will give you 30 days notice if we amend the plan.

      There are some limitations to the systematic withdrawal plan:

      -     Withdrawals must be at least $100.
      - We do not permit withdrawals under the systematic withdrawal plan from the fixed account during your first contract year.
      - You may not withdraw more than your free withdrawal amount from the fixed account.

      - We will deduct a surrender charge to any amounts deducted exceeding your free withdrawal amount.

                                 DEATH BENEFITS

DEATH BENEFITS BEFORE THE ANNUITY START DATE

      DEATH BENEFIT

      We will pay a death benefit to the beneficiary if any of the following occurs during the pay-in period:

      -   The owner or a joint owner dies;
      -   The annuitant dies, and there is no living contingent annuitant; or
      -   The contingent annuitant dies after the annuitant.

      STANDARD DEATH BENEFIT

      The standard death benefit will be the Contract Value determined on the valuation day we receive due proof of death and the beneficiary's election regarding payment.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

      For an additional daily mortality and expense risk charge, you may add the guaranteed minimum death benefit rider. The death benefit under this rider depends on the age of the decreased owner or annuitant when the death benefit is payable.

      If the deceased dies before age 91 and before the Annuity Start Date, we will pay the beneficiary the greatest of the following:

      1. Contract Value determined on the valuation day we receive due proof of death and the beneficiary's election regarding payment;

      2. Premium payments (minus any previous withdrawals) with interest at a rate of 4% per year to the earlier of (i) the deceased's age 80, or (ii) the date of death, plus premium payments minus all withdrawals from age 80 to the date of death; or

      3. The greatest anniversary value before death. The greatest anniversary value equals the [HIGHEST] Contract Value on any Contract anniversary prior to the deceased's age 81, plus the dollar amount of any premium payments made since that anniversary, minus any withdrawals since that anniversary.

      If the deceased dies after age 91, we will pay the beneficiary the Contract Value.

      In determining the death benefit, we will also subtract any applicable premium taxes not previously deducted.

DISTRIBUTION UPON THE OWNER'S OR THE ANNUITANT'S DEATH

      If you or the annuitant die before the Annuity Start Date, we will pay the death benefit, described above in "Death Benefits Before the Annuity Start Date", in a lump sum to your named beneficiaries within five years after the date of the annuitant's death. If you have named two or more primary beneficiaries, they will share equally in the death benefit unless you have specified otherwise. If there are no living primary beneficiaries at the time of the annuitant's death, payments will be made to those contingent beneficiaries who are living when payment of the death benefit is due. If all the beneficiaries have predeceased the annuitant, we will pay the death benefit to you, if living, or the annuitant's estate. In lieu of a lump sum payment, the beneficiary may elect, within 60 days of the date we receive due proof of the annuitant's death, to apply the death benefit to a payout plan. For Non-Qualified Plan Contacts, if the beneficiary is your spouse, he or she may become the successor owner, with no requirement to begin death benefit distribution.

      If you are also the annuitant and you die, the provisions described immediately above apply, except that the beneficiary may only apply the death benefit payment to a payout plan if:

      - payments under the option begin within one (1) year of the annuitant's death; and
      - payments under the option are payable over the beneficiary's life or over a period not greater than the beneficiary's life expectancy.

DEATH BENEFITS AFTER THE ANNUITY START DATE

      If the annuitant dies after the Annuity Start Date, we will pay any remaining guaranteed payments to the beneficiary as provided in the annuity option selected. If you are not the annuitant and you die while the annuitant is still living, we will continue to pay the income payments for the annuitant's lifetime in the same manner as before your death.

                                FEES AND CHARGES

MORTALITY AND EXPENSE RISK CHARGE

      As compensation for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge from your assets of the variable account. The charge is at a daily rate of ________%. On an annual basis this rate is ____%. We continue to assess this charge if annuity payments are made on a variable basis either before or after the Annuity Start Date.

      The mortality risk we assume is that annuitants may live for a longer period of time than estimated when we established the guarantees in the Contract. Because of these guarantees, each annuitant is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that we assume also includes a guarantee to pay a death benefit if the annuitant dies before the Annuity Start Date. The expense risk that we assume is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from this charge to pay the costs of distributing the Contracts.

ASSET-BASED ADMINISTRATION CHARGE

      We deduct a daily asset-based administration charge from each subaccount to reimburse us for our administrative costs, such as owner inquiries, changes in allocations, owner reports, Contract maintenance costs and data processing costs. This charge is equal to _____% annually. This charge is designed to cover the average anticipated administrative expenses we incur while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of a particular Contract.

TRANSFER FEE

      A transfer fee of $25 will be imposed for the thirteenth and each subsequent transfer during a contract year. Each written or telephone request would be considered to be one transfer, [REGARDLESS OF THE NUMBER OF SUBACCOUNTS AFFECTED BY THE TRANSFER]. Transfers you make through our asset allocation and dollar cost averaging programs do not count toward your twelve free transfers. We deduct the transfer fee from the amount transferred.

SURRENDER CHARGE

      GENERAL

      We do not deduct a charge for sales expenses from premium payments at the time premium payments are paid to us. However, we will deduct any applicable surrender charge if you surrender your Contract or partially withdraw Contract Value before the Annuity Start Date. We do not assess a surrender charge on withdrawals made in the event the Contract terminates due to your death or the death of the annuitant, or if you decide to begin to receive annuity payments, the Contract has been in force for at least three contract years, and you use one of the three annuity options discussed below. (See "Description of Annuity Options".)

      As a general rule, the surrender charge equals a percentage of the premium payments withdrawn that: (a) we have held for less than seven years; and (b) are not eligible for a free withdrawal. The applicable percentage depends on how many years ago you made the premium payment being withdrawn, as shown on this chart:

            PAYMENT                                          SURRENDER CHARGE
            YEAR                                               PERCENTAGE
            ------------------------------------------      -----------------
            First    ................................              7%
            Second   ................................              6%
            Third ...................................              5%
            Fourth   ................................              5%
            Fifth....................................              4%
            Sixth....................................              3%
            Seventh..................................              2%
            Eighth and later.........................              0%

      In determining surrender charges, we will deem premiums to be surrendered in the order in which they were received -- that is, on a first-in, first-out basis.

      Because surrender charges are based on the date each premium payment is made, you may be subject to a surrender charge, even though the Contract may have been issued many years earlier.

      When you request a withdrawal, you will be sent a check in the amount you requested. If a surrender charge applies, your Contract Value will be reduced by the dollar amount we send you, plus the surrender charge. We subtract the surrender charge pro-rata from the contract value remaining after your withdrawal. If the remaining subaccount or fixed account value is not enough to pay the charge, the surrender charge is deducted pro-rata from all subaccounts and the fixed account in which the Contract is invested based on the remaining Contract Value in each subaccount and the fixed account.

      FREE WITHDRAWAL AMOUNT

      In any Contract year, you may withdraw a portion of your Contract Value without incurring a surrender charge. This amount is called the free withdrawal amount. The free withdrawal amount is equal to the greater of:

      (i) your Contract Value, MINUS your total premium payments subject to a surrender charge, MINUS prior withdrawals from which we previously deducted a surrender charge; and

     (ii)   10% of your Contract Value at the time you request the withdrawal.

In addition, you may withdraw, free of surrender charge, any premium that has been held by us for more than seven years.

[example to be provided by subsequent amendment]

Free withdrawals may be subject to the 10% federal penalty tax if made before you reach age 59 1/2. They also may be subject to federal income tax.

      If you surrender your Contract, we will impose surrender charges retroactively on any amounts free withdrawal amounts that were taken out during the 12 months before the surrender.

      WAIVER OF WITHDRAWAL CHARGE

      If state law permits, we will waive the surrender charge:

      - after an owner has been confined in a hospital or skilled heath care facility for at least thirty days, and remains confined at the time of the request;
      - within thirty days following an owner's discharge from a hospital or skilled heath care facility after a confinement of at least thirty days;
      - if the owner of annuitant becomes disabled after we issue the Contract and before age 65; or
      - if the owner or annuitant is diagnosed with a terminal illness after we issue the Contract and is expected to live fewer than 12 months.

      EMPLOYEE AND AGENT PURCHASES

      If state law permits, we will waive the surrender charge on any surrenders or partial withdrawals from Contracts sold to agents or employees of Farmers New World Life Insurance Company (or its affiliates and subsidiaries).

ANNUAL ADMINISTRATION FEE

      At the beginning of each Contract year before the Annuity Start Date, we will deduct from the Contract Value an annual administration of $30 as reimbursement for our administrative expenses relating to the Contract. We will deduct the fee from each subaccount and the fixed account based on the proportion that the value in each such subaccount and the fixed account bears to the total Contract Value. We will also deduct this charge on the Annuity Start Date, or the date you surrender the Contract.

      We will not this fee after annuity payments have begun. We also currently waive deduction of the charge for Contracts whose Contract Value is $50,000 or more on the date of assessment.

PORTFOLIO FEES AND CHARGES

      Each portfolio deducts investment fees and expenses from the amounts you have invested in the portfolios. In addition, one portfolio deducts 12b-1 fees. These fees and expense range from .44% to 1.91%. See the Fee Table in this Prospectus and the prospectuses for the portfolios.

    We may receive compensation from the investment advisers, administrators, distributors (and/or an affiliate thereof) of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Policy. Some advisers, administrators or distributors may pay us more than others.

PREMIUM TAXES

      Various states and other governmental entities charge a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range up to 3.5%, depending on the state. We are responsible for paying these taxes. If necessary, we will deduct the cost of such taxes from the value of your Contract either:

      -   from premium payments as we receive them,
      -   from Contract Value upon surrender or partial withdrawal,
      -   when annuity payments begin, or
      -   upon payment of a death benefit.

OTHER TAXES

      Currently, no charge is made against the variable account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the variable account or the Contracts. We may, however, deduct such a charge in the future, if necessary.

                                THE PAYOUT PERIOD

      When the payout period begins you will receive a steady stream of annuity payments from the money you have accumulated under your Contract. The payout period begins on the Annuity Start Date. You may choose to receive your annuity payments on a fixed or variable basis, or a combination of both. If you choose to have your payout option on a variable basis, you may keep the same subaccounts to which your premium payments were allocated during the pay-in period, or transfer to different subaccounts.

THE ANNUITY START DATE

      If you own a Non-Qualified Contract, you must select the Annuity Start Date on which you will begin to receive annuity payments. If you do not specify a date, the Annuity Start Date is the later of the Annuitant's 91st birthday (100th birthday if the Contract is part of a charitable remainder trust) or 10 years after the issue date. However, we will delay annuitization beyond the Annuity Start Date if we are making systematic withdrawals based on the owner's life expectancy. In that case, annuitization begins when we stop making the life expectancy withdrawals.

      For Qualified Contracts purchased in connection with qualified plans under tax code sections 401(a), 401(k), 403(b) and 457, the tax code requires that the Annuity Start Date must be no later than April 1 of the calendar year following the later of the year in which you (a) reach age 70 1/2 or (b) retire and the payment must be made in a specified form or manner. If you are a "5 percent owner" (as defined in the Code), or in the case of an IRA that satisfies tax code section 408, the Annuity Start Date must be no later than the date described in (a). Roth IRAs under 408A of the tax code do not require distributions at any time prior to your death.

ANNUITY OPTIONS

      The payout option you select will affect the dollar amount of each annuity payment you receive. You may elect or change your annuity payout plan at any time before the Annuity Start Date while the annuitant is living by sending us a written request signed by you and/or your beneficiary, as appropriate. You may choose one of the payout plans described below or any other plan being offered by us as of the Annuity Start Date. The payout plans we currently offer provide either variable annuity payments or fixed annuity payments or a combination of both.

      You may elect to receive annuity payments on a monthly, quarterly, semi-annual or annual basis. The first payment under any payout plan will be made on the fifteenth day of the month immediately after we approve payout plan. Subsequent payments shall be made on the fifteenth of the month.

      If you do not select an annuity payout plan by the Final Annuity Date (the contract anniversary when the annuitant is age 95), we will apply the Contract Value under the Second Option, Life Income with 120 or 240 monthly payments guaranteed, as described below. The Contract Value will be allocated to a fixed and variable payout in the same proportion that your interest in the fixed and subaccounts bears to the total Contract Value on the Annuity Start Date.

      A beneficiary may have the death benefit paid as an annuity under one of the payout plans.

      We reserve the right to pay you the Contract Value in a lump sum and not as an annuity if on the Annuity Start Date, the payment for a 12 month interval would be less than $100.

DETERMINING THE AMOUNT OF YOUR ANNUITY PAYMENT

      If, on the Annuity Start Date, your Contract has been in force for three years, we will use the Contract Value to calculate your annuity payments under the payout plan you select. If you Contract has not been in force for three years as of the Annuity Start Date, we will use the Cash Value to calculate your annuity payments under the payout plan you choose.

      On the Annuity Start Date, we will subtract the Annual Contract Fee and any applicable premium taxes from your Contract Value

      For Qualified Contracts, distributions must satisfy certain requirements specified in the tax code.

FIXED ANNUITY PAYMENTS

      Fixed annuity payments are periodic payments that we make to the annuitant. The amount of the fixed annuity payment is fixed and guaranteed by us.

      The amount of each payment depends on:

          -   the form and duration of the payout plan you choose;
          -   the age of the annuitant;
          -   the sex of the annuitant (if applicable);
          -   the amount of your Contract Value on the Annuity Start Date; and
          -   the applicable annuity purchase rates in the Contract.

      The annuity purchase rates in the Contract are based on a minimum guaranteed interest rate of [3.0%]. We may, in our sole discretion, make annuity payments in an amount based on a higher interest rate.

VARIABLE ANNUITY PAYMENTS

      Variable annuity payout plans provide the annuitant with periodic payments that increase or decrease with the annuity unit values of the subaccounts in which you are invested. Your contract contains annuity tables which demonstrate how the initial annuity payment rate is derived. This rate is different for each payout plan, and varies by age and sex of the annuitant.

      The Contract has an assumed interest rate of 3.0% annually. If the net investment performance of the subaccounts you invest in is greater than this assumed interest rate, your payments will increase. If the performance falls below this assumed interest rate, your payments will decline. The performance of the portfolios in which you are invested must grow at a rate at least equal to the assumed interest rate (plus the mortality and expense risk charge and the administrative expense charge) in order to avoid a decrease in variable annuity payments. This means that each month a portfolio's annualized investment return must be at least X.X% in order for payments with a 3.0% assumed interest rate to remain level. For further details on variable annuity payments, see the SAI.]

ANNUITY UNIT VALUE

      On the Annuity Start Date, we will use your adjusted Contract Value (or Cash Value, if applicable) to purchase annuity units at that day's annuity unit value for each subaccount in which you have value. The number of annuity units we credit will remain fixed unless you transfer units among subaccounts. The value of each annuity unit will vary each valuation day to reflect the investment experience of the underlying portfolio, reduced by the mortality and expense risk charge, and adjusted by an interest factor to neutralize the assumed interest rate.

TRANSFERS

      After the Annuity Start Date, an annuitant may change the subaccount(s) in which the annuity payout plan is invested once every three months by sending us a written request. No charge is assessed for this transfer. We will make the transfer by exchanging annuity units of one subaccount for another subaccount on an equivalent dollar value basis. See the SAI for examples of annuity unit value calculations and variable annuity payment calculations.

DESCRIPTION OF ANNUITY OPTIONS

FIRST OPTION -- LIFE INCOME.* We will make monthly payments for the annuitant's lifetime. We will stop making monthly payments with the last payment due prior to the annuitant's death.

SECOND OPTION -- LIFE INCOME WITH A GUARANTEE PERIOD. We will make monthly payments for the annuitant's lifetime, with the guarantee that we will make at least 120 or 240 monthly payments. You select either the 120 or 240 month guarantee period.

THIRD OPTION -- JOINT AND SURVIVOR LIFE ANNUITY.* Under this option, we will make annuity payments each month so long as two annuitants are alive. After the death of one of the annuitants, we will continue to make monthly payments for the lifetime of the surviving annuitant. We will stop making monthly payments with the last payment due before the last surviving annuitant's death.

---------------
* IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT DIES (OR ANNUITANTS DIE) BEFORE THE DUE DATE OF THE SECOND PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE ANNUITANT DIES (OR ANNUITANTS DIE) BEFORE THE DUE DATE OF THE THIRD PAYMENT, AND SO ON.

      The amount of each payment will be determined from the tables in the Contract that apply to the particular option using the annuitant's age (and if applicable, sex). Age will be determined from the last birthday at the due date of the first payment.

      Other options may be available.

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                      GUARANTEED RETIREMENT INCOME BENEFIT

      We offer an optional guaranteed retirement income benefit ("GRIB") under this Contract. Here are some terms you will need to know before reading this section:

      GREATEST ANNIVERSARY VALUE equals the highest of the Contract Values on each Contract anniversary prior to the annuitant's age 81, plus the dollar amount of any premium payments you made since that anniversary, minus any withdrawals you made since that anniversary.

      THE GUARANTEED ANNUITY FACTORS are based on the 1983a table projected using projection scale G, with interest at 2.5% (the "Annuity 2000 table"). If you exercise the GRIB on or after your 10th contract anniversary, we will assume interest at 3.5%.

      GRIB BASE equals the greatest of:

      (i)   Contract Value;
      (ii) Premium payments (minus previous withdrawals) with interest at 5.00% per year to the earlier of the annuitant's age 80 or the date you exercise the GRIB, plus premium payments minus all withdrawals from the annuitant's age 80 to the date you exercise the GRIB; and
      (iii) the greatest anniversary value before you exercise the GRIB.

                                       * * *

      GRIB provides a minimum fixed annuity guaranteed lifetime income to the annuitant. You must elect GRIB on your initial Contract application. You may discontinue GRIB after your seventh contract anniversary. You must notify us in writing. Once you discontinue GRIB, you may not elect it again.

      You may exercise GRIB only within 30 days after the seventh or later contract anniversary. You must exercise GRIB between the annuitant's 60th and 91st birthdays. Therefore, GRIB may not be appropriate for annuitants who are age 80 and older. If the annuitant is younger than 44 on the issue date, GRIB may be exercised after your 15th contract anniversary.

      GRIB payments will be based on the greater of:

      - the income provided by applying the GRIB base to the guaranteed annuity factors; and
      - the income provided by applying Contract Value to the current annuity factors.

      We will pay GRIB for the life of a single annuitant, or the lifetimes of two annuitants. If we pay GRIB for the life of two annuitants, then we will use the age of the older annuitant to determine the GRIB base.

      If you elect GRIB payable for the lifetime of a single annuitant, you may elect a period certain of 5, 10, 15, or 20 years. If the beneficiary is a natural person and the annuitant dies before we have paid GRIB for the period you elected, we will pay the remaining GRIB payments as they fall due to the beneficiary. If the beneficiary is not a natural person, we will commute the payments at a minimum 2.50% interest rate and pay them in a lump sum.

      If you elect GRIB payable for the lifetimes of two annuitants, the period certain is 25 years. We will pay the full GRIB as long as at least one of the two annuitants is alive, but for no less than 25 years. If both annuitants die before we have paid GRIB for 25 years, we will pay the remaining GRIB as they fall due to the beneficiary, if the beneficiary is a natural person. If the beneficiary is not a natural person, we will commute the remaining payments at a minimum 2.50% interest rate and pay them in a lump sum.

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

      You may also choose to have us make GRIB payments on a quarterly, semi-annual, or annual basis. We may also make other options available.

      GRIB IS BASED ON CONSERVATIVE ACTUARIAL FACTORS, THEREFORE THE INCOME GUARANTEED BY GRIB MAY OFTEN BE LESS THAN THE INCOME PROVIDED BY APPLYING CONTRACT VALUE TO CURRENT ANNUITY FACTORS.

                                THE FIXED ACCOUNT

      You may allocate some or all of your net premium payments and transfer some or all of your Contract Value to the fixed account. The fixed account offers a guarantee of principal, after deductions for fees and expenses. We also guarantee that you will earn interest at a rate of a least 3% per year on amounts in the fixed account. The fixed account is part of our general account. Our general account supports our insurance and annuity obligations. Because the fixed account is part of the general account, we assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations. The fixed account may not be available in all states.

      The fixed account is not registered with the SEC under the Securities Act of 1933 (the "1933 Act"). Neither the fixed account nor our general account have been registered as an investment company under the 1940 Act. Therefore, neither our general account, the fixed account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the fixed account which are included in this prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

FIXED ACCOUNT VALUE

      On each valuation day, the fixed account value is equal to:

                              A + B + C - D - E - F

      - "A" is the fixed account value on the preceding valuation day plus interest from the preceding valuation day to the date of calculation.

      - "B" is the portion of the premium payments, less any premium tax, that we received since the preceding valuation day and allocated to the fixed account, plus interest from the date we received such net premium payment to the date of calculation.

      - "C" is the total amount of any transfers you make from the subaccounts to the fixed account since the preceding valuation day, plus interest on each such transferred amount from the effective date of each transfer to the date of calculation.

      - "D" is the total amount of any transfers you make from the fixed account to the subaccounts since the preceding valuation day, plus interest on each such transferred amount from the effective date of each transfer to the date of calculation.

      - "E" is the total amount of any partial withdrawals and any applicable surrender charges deducted from the fixed account since the preceding valuation day, plus interest on the amounts you withdraw from the effective date of each partial withdrawal to the date of calculation.

      - "F" is the portion of the Annual Administration Fee charged to the fixed account. This fee is only deducted on the first valuation day in each policy year, on the Annuity Start Date, and at the time of surrender, and is zero at all other times.

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

      We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of 3%, but we are not obligated to do so. We have no specific formula for determining current interest rates.

      The fixed account value will not share in the investment performance of our general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates. You assume the risk that interest credited to amounts in the fixed account may not exceed the minimum 3% guaranteed rate.

      We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 3% per year or shorten the period for which the interest rate applies to less than one calendar year (except for the year in which such amount is received or transferred).

FIXED ACCOUNT TRANSFERS

      GENERAL

      A transfer charge of $25 will be imposed for the thirteenth and each subsequent request you make to transfer Contract Value from one or more subaccounts to the fixed account (or to one or more subaccounts) during a single contract year before the Annuity Start Date.

      Before the Annuity Start Date, you may make one transfer each contract year during the 30 days following a contract anniversary from the fixed account to one or more of the subaccounts in any contract year.

      You may not make transfers from any subaccount to the fixed account during the six months following any transfer you make from the fixed account to any subaccount, or after you begin to receive annuity payments.

      PAYMENT DEFERRAL

      We have the right to defer payment of any surrender, partial withdrawal, or transfer from the fixed account for up to six months from the date we receive your written request at our Home Office. During such deferral, we will continue to credit interest at the current guaranteed interest rate for the fixed account.

                  INVESTMENT PERFORMANCE OF THE VARIABLE ACCOUNTS

      From time to time, we may advertise or include in sales literature yields, effective yields and total returns for the subaccounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. We also may, from time to time, advertise or include in sales literature subaccount performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance, as well as comparisons with unmanaged market indices, appears in the SAI.

      Performance data for the subaccounts is based on the investment performance of the corresponding portfolio of a Fund and reflects the deduction of some or all fees and charges currently assessed under the contract. (See the accompanying prospectuses for the Funds.)

      The "yield" of the Scudder VLIF Money Market Subaccounts refers to the annualized income generated by an investment in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

      The yield of a subaccount (other than the Scudder VLIF Money Market Subaccounts) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

      Yield quotations do not reflect the surrender charge.

      The "total return" of a subaccount refers to return quotations assuming an investment under a Contract has been held in the subaccount for various periods of time. When a subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided.

      The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average annual percentage change in the value of an investment in the subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the subaccount (including any surrender charge that would apply if you terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

      In addition to the standard version described above, total return performance information computed on different non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the surrender charge. In addition, we may from time to time disclose average annual total return in non-standard formats and cumulative total return for Contracts funded by the subaccounts.

      We may also disclose yield and total returns for the portfolios, including such disclosures for periods before the date the subaccount commenced operations. Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic portfolio performance may include data that precedes the inception dates of the subaccounts. This data is designed to show the performance that could have resulted if the Contract had been in existence during that time.

      Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

      In advertising and sales literature (including illustrations), the performance of each subaccount may be compared with the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to the subaccount. Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies ("CDA"), Variable Annuity Research Data Service ("VARDS") and Morningstar, Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

      Lipper's and Morningstar's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, CDA, VARDS and Morningstar rank or illustrate such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the variable account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

      Advertising and sales literature may also compare the performance of each subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

      We may also report other information including the effect of systematic withdrawals, systematic investments and tax-deferred compounding on a subaccount's investment returns, or returns in general. We may illustrate this information by using tables, graphs, or charts. All income and capital gains derived from subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the subaccount investment experience is positive.

                                  VOTING RIGHTS

      We are the legal owner of the portfolio shares held in the subaccounts. However, when a portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other contract owners as to how we should vote the portfolio shares held in the subaccounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.

      When we solicit your vote, the number of votes you have will be calculated separately for each subaccount in which you have an investment. The number of your votes is based on the net asset value per share of the portfolio in which the subaccount invests. It may include fractional shares. Before the Annuity Start Date, you hold a voting interest in each subaccount to which the Contract Value is allocated. After the Annuity Start Date, the annuitant has a voting interest in each subaccount from which variable annuity payments are made. If you have a voting interest in a subaccount, you will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that subaccount invests.

      If we do not receive timely voting instructions for portfolio shares or if we own the shares, we will vote those shares in proportion to the voting instructions we receive. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter. For further details as to how we determine the number of your votes, see the SAI.

                               FEDERAL TAX MATTERS

      The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws.

      We believe that our Contracts will qualify as annuity contracts for federal income tax purposes and the following discussion assumes that they will so qualify. Further information on the tax status of the Contract can be found in the SAI under the heading "Tax Status of the Contracts."

      When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

      We believe that if you are a natural person you will not be taxed on increases in the Contract Value of your Contract until a distribution occurs or until annuity payments begin. (The agreement to assign or pledge any portion of a Contract's accumulation value and, in the case of a Qualified Contract described below, any portion of an interest in the qualified plan, generally will be treated as a distribution.) When annuity payments begin, you will be taxed only on the investment gains you have earned and not on the payments you made to purchase the Contract. Generally, withdrawals from your annuity should only be made once the annuitant reaches age 59 1/2, dies or is disabled, otherwise a tax penalty of ten percent of the amount treated as income could be applied against any amounts included in income, in addition to the tax otherwise imposed on such amount.

      If you invest in a variable annuity as part of a pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is called a Non-Qualified Contract.

TAXATION OF NON-QUALIFIED CONTRACTS

      NON-NATURAL PERSON

      If a non-natural person owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

      The following discussion generally applies to Contracts owned by natural persons.

      WITHDRAWALS

      When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulation value immediately before the distribution over the Owner's investment in the contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the contract.

      PENALTY TAX ON CERTAIN WITHDRAWALS

      In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

      -    made on or after the taxpayer reaches age 59 1/2;
      -    made on or after the death of an Owner;
      -    attributable to the taxpayer's becoming disabled; or
      - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

      Other exceptions may apply under certain circumstances and special rules may apply in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax.

      ANNUITY PAYMENTS

      Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

      TAXATION OF DEATH BENEFIT PROCEEDS

      Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

      TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT

      A transfer or assignment of ownership of a Contract, the designation of an annuitant, the selection of certain Annuity Start Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

      WITHHOLDING

      Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

      MULTIPLE CONTRACTS

      All annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

      The tax rules that apply to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

      INDIVIDUAL RETIREMENT ACCOUNTS (IRAs), as defined in Sections 219 and 408 of the Internal Revenue Code (the "Code"), permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of adjusted gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be rolled over into an IRA on a tax-deferred basis without regard to these limits. So-called Simple IRAs under section 408(p) of the Code, and Roth IRAs under section 408A, may also be used in connection with variable annuity contracts. Simple IRAs allow employees to defer a percentage of annual compensation up to $6,000 to a retirement plan, provided the sponsoring employer makes matching or non-elective contributions. The penalty for a premature distribution from a SIMPLE IRA that occurs within the first two years after the employee begins to participate in the plan is 25%, rather than the usual 10%. Contributions to Roth IRAs are not tax-deductible, and contributions must be made in cash, or as a rollover or transfer from another Roth IRA or IRA. A rollover or conversion of an IRA to a Roth IRA may be subject to tax. Distributions from Roth IRAs are generally not taxed. In addition to the 10% penalty which generally applies to distributions made before age 59 1/2, a 10% penalty will be imposed for any distribution made from a Roth IRA during the five taxable years starting after you first contribute to any Roth IRA.

      CORPORATE PENSION AND PROFIT-SHARING PLANS under section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees.

      Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

      TAX-SHELTERED ANNUITIES under section 403(b) of the Code permit public schools and other eligible employers to purchase annuity contracts and mutual fund shares through custodial accounts on behalf of employees. Generally, these premium payments are excluded for tax purposes from employee gross incomes. However, these payments may be subject to Social Security taxes.

      Distributions of salary reduction contributions and earnings (other than your salary reduction accumulation as of December 31, 1988) are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

OTHER TAX ISSUES

      You should note that the Contract includes a death benefit that in some cases may exceed the greater of the Premium Payments or the Contract Value. The death benefit could be viewed as an incidental benefit, the amount of which is limited in any 401(a) or 403(b) plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with corporate pension and profit-sharing plans, or tax-sheltered annuities, should consult their tax adviser.

      Qualified Contracts (other than Roth IRAs) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

OUR INCOME TAXES

      At the present time, we make no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that we incur that may be attributable to the investment divisions (that is, the subaccounts) of the variable account or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine is attributable to the investment divisions of the variable account or the Contracts.

      Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

POSSIBLE TAX LAW CHANGES

      Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

      We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

                                OTHER INFORMATION

PAYMENTS

      We will usually pay you any surrender, partial withdrawal, death benefit payment, or for Qualified Contracts only, payment of your loan proceeds, within seven days after we receive all the required information. The required information includes your written request, any information or documentation we reasonably need to process your request, and, in the case of a death benefit, receipt and filing of due proof of death.

      However, we may be required to suspend or postpone payments during any period when:

      - the New York Stock Exchange is closed, other than customary weekend and holiday closings;
      - trading on the New York Stock Exchange is restricted as determined by the SEC;
      - the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of the value of the variable account's net assets not reasonably practicable; or
      - the SEC permits, by order, the suspension or postponement of payments for your protection.

      If a recent check or draft has been submitted, we have the right to delay payment until we have assured ourselves that the check or draft has been honored.

      We have the right to defer payment for a surrender, partial withdrawal or transfer from the fixed account for up to six months from the date we receive your written request.

MODIFICATION

      Upon notice to you, we may modify the Contract to:

      - permit the Contract or the variable account to comply with any applicable law or regulation issued by a government agency;
      - assure continued qualification of the Contract under the tax code or other federal or state laws relating to retirement annuities or variable annuity contracts;
      -   reflect a change in the operation of the variable account; or
      -   provide additional investment options.

      In the event of most such modifications, we will make appropriate endorsement to the Contract.

DISTRIBUTION OF THE CONTRACTS

      [NAME OF DISTRIBUTOR AND ADDRESS] acts as the distributor for the Contracts. [DISCLOSE AFFILIATION WITH FARMERS, IF ANY]. __________________ is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc.

      Sales commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commissions of up to 7.0% of premium payments. [OTHER COMMISSIONS OF UP TO _____% MAY ALSO BE PAID. WE MAY ALSO PAY UP TO _____% OF PREMIUM PAYMENTS TO _____________________ TO COMPENSATE IT FOR CERTAIN DISTRIBUTION EXPENSES.] These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. In addition, we may pay other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described under "Fees and Charges."

LEGAL PROCEEDINGS

    Like other life insurance companies, we are involved in lawsuits . These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. While it is not possible to predict the outcome of such matters with absolute certainty, we believe that the ultimate disposition of these proceedings should not have a material adverse effect on the financial position for Farmers New World Life Insurance Company. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings. There are no pending or threatened lawsuits that will adversely impact the variable account.

[TO BE UPDATED IN PRE-EFFECTIVE AMENDMENT]

REPORTS TO OWNERS

      We will mail a report to you at least annually at your last known address of record. The report will state the Contract Value (including the Contract Value in each subaccount and the fixed account) of the Contract, premium payments paid and charges deducted since the last report, partial withdrawals made since the last report and any further information required by any applicable law or regulation.

INQUIRIES

      Inquiries regarding your Contract may be made by writing to us at our Home Office.

YEAR 2000 MATTERS

    In 1995, Farmers Group, Inc., our parent company, initiated the "Year 2000 Project" in order to prepare for the information processing challenges presented by the approach of the new millennium. This project encompasses all major areas of our operations, including internal and vendor mainframe applications, mainframe systems software, third party interfaces, non-mainframe systems software, forms, facilities, and equipment. As we rely on computer software logic to maintain accurate records, the impact of the issues relating to the approach of the new millennium is significant to our ongoing performance. As such, a phased plan has been developed for completing this project. As of December 31, 1998, the first two phases of the project (the "Awareness and Initial Impact Assessment" and the "Year 2000 Workpackage and Development Blueprint Project" phases) have been successfully completed. The project is currently in its final phase (the "Year 2000 Conversion and Implementation Phase"). We have completed converting, implementing and testing 99% of its Year 2000 conversion programs. We are currently in the process of testing the remaining 1%. Management expects this phase to be completed by mid-1999.

    As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people and dollars, including engaging outside third parties, to ensure that the our Year 2000 plan will be completed. In addition, we have evaluated our relationships with third parties with which we have a direct and material relationship to determine whether they are Year 2000 compliant. We have sent out questionnaires and warranty requests to all third party vendors and are currently in the process of performing compliance testing with all vendors to validate the vendors' claims regarding Year 2000 compliance. However, it is not possible to state with certainty that the operations of third parties will not be materially impacted in turn by other parties with whom they have business relationships.

    Preliminary drafts of our Year 2000 contingency plans have been completed. These plans are being reviewed and updated as more information become available. In the event that our vendors do not expect to be Year 2000 compliant, our contingency plans may include replacing such vendors.

    Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). Even with the appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Also, the actions (or failure to act) of third parties beyond our knowledge or control may affect our ability to function unaffected to and through the Year 2000. See the Funds' prospectuses for information on their preparation for Year 2000.

FINANCIAL STATEMENTS

      Our audited balance sheets as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1998, as well as the Report of the Independent Auditors, are contained in the SAI. Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the variable account.

      There are no financial statements for the variable account, because it has not commenced operations as of the date of this prospectus.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                       STATEMENT OF ADDITIONAL INFORMATION

                                     for the

                                  [            ]
                                   ------------

            Individual Flexible Premium Variable Annuity Contract
            -----------------------------------------------------

                                 Issued Through
                       FARMERS ANNUITY SEPARATE ACCOUNT A

                                   Offered by
                   FARMERS NEW WORLD LIFE INSURANCE COMPANY
                            3003 - 77th Avenue, S.E.
                         Mercer Island, Washington 98040
                                 (206) 232-8400

                                 SERVICE CENTER:

                                ----------------
                                ----------------
                               1-800-
                                     -----------

      This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the ____________ individual flexible premium variable annuity contract offered by Farmers New World Life Insurance Company. You may obtain a copy of the Prospectus for the Contract dated _______________], 1999 by calling 1-800-XXX-XXXX or by writing to our [SERVICE CENTER at ________].

      This Statement incorporates terms used in the current Prospectus for each Contract.


-------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR YOUR CONTRACT AND THE FUNDS.

      The date of this Statement of Additional Information is ________________, 1999.

                                TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----
ADDITIONAL CONTRACT PROVISIONS.......................................................          2
      The Contract...................................................................          2
      Incontestability...............................................................          2
      Incorrect Age or Sex...........................................................          2
      Nonparticipation...............................................................          3
      Waiver of Surrender Charge Rider...............................................          3
      Tax Status of the Contracts....................................................          3
CALCULATION OF VARIABLE ACCOUNT AND ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA.....          4
      Money Market Variable Account Yields...........................................          4
      Other Variable Account Yields..................................................          5
      Average Annual Total Returns for the Subaccounts...............................          6
      Non-Standard Subaccount Total Returns..........................................          7
      Adjusted Historic Portfolio Performance Data...................................          7
      Effect of the Annual Administration Fee on Performance Data....................          8
Historic Performance Data............................................................          8
      General Limitations............................................................          8
NET INVESTMENT FACTOR................................................................         11
VARIABLE ANNUITY PAYMENTS............................................................         12
      Assumed Investment Rate........................................................         12
      Amount of Variable Annuity Payments............................................         12
      Annuity Unit Value.............................................................         13
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS....................................         14
      Resolving Material Conflicts...................................................         14
VOTING RIGHTS........................................................................         15
SAFEKEEPING OF ACCOUNT ASSETS........................................................         15
DISTRIBUTION OF THE CONTRACTS........................................................         15
LEGAL MATTERS........................................................................         16
EXPERTS..............................................................................         16
OTHER INFORMATION....................................................................         16
FINANCIAL STATEMENTS.................................................................         16

                   FARMERS NEW WORLD LIFE INSURANCE COMPANY

      Farmers New World Life Insurance Company is a direct subsidiary of Farmers Group, Inc. ("Farmers Group"). Ordinary shares of Farmers Group are wholly owned by Zurich Financial Services and Income shares of Farmers Group are wholly owned by Allied Zurich Holdings Limited.

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

      The entire contract is the Contract, the signed application attached at issue, any attached amendments and supplements to the application, and any attached riders and endorsements. In the absence of fraud, we consider all statements in the application to be representations and not warranties. We will not use any statement to contest a claim unless that statement is in an attached application or in an amendment or supplement to the application attached to the Contract.

      Any change in the Contract or waiver of its provisions must be in writing and signed by one of our officers. No other person -- no agent or Registered Representative -- has authority to change or waive any provision of this Contract.

      Upon notice to you, we may modify the Contract if necessary to:
      - permit the Contract or the Separate Account to comply with any applicable law or regulation that a governmental agency issues; or
      - assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or
      - effect a change in the operation of the Separate Account or to provide additional investment options.

      In the event of such modifications, we will make the appropriate endorsement to the Contract.

INCONTESTABILITY

      We will not contest the Contract after the issue date.

INCORRECT AGE OR SEX

      We may require proof of age, sex, and right to payments before making any life annuity payments. If the age or sex (if applicable) of the annuitant has been stated incorrectly, then we will determine the Annuity Start Date and the amount of the annuity payments by using the correct age and sex. After the Annuity Start Date, any adjustment for underpayment will be paid immediately. Any adjustment for overpayment will be deducted from future payments. We will make adjustments for overpayments or underpayments with interest at the rate then in use to determine the rate of payments.

NONPARTICIPATION

      The Contract does not participate in our surplus earnings or profits. We will pay not dividends on this Contract.

WAIVER OF SURRENDER CHARGE RIDER

      On issuance we will automatically issue a rider that waives surrender charges if:
         - the owner is confined in a hospital or skilled health care facility for at lease 30 days and remains confined at the time of the surrender request;
         - the owner requests a surrender within 30 days following discharge from a hospital or skilled health care facility after a confinement of at least 30 days;
         - the owner or annuitant becomes disabled after the Contract is issued and before age 65; or
         - the owner or annuitant is diagnosed with a terminal illness after the Contract is issued and is expected to live fewer than 12 months.

      There is no additional charge for the issuance of this rider, which is available only at the issuance of the Contract. The rider may not be available in all states.

TAX STATUS OF THE CONTRACTS

      Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

      Diversification Requirements. The Code requires that the investments of each investment division of the separate account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

      Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premiums and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

      Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Internal Revenue Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a holder of the Contract. The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

      Other rules may apply to Qualified Contracts.

CALCULATION OF VARIABLE ACCOUNT AND ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA

      We may advertise and disclose historic performance data for the subaccounts, including yields, standard annual total returns, and nonstandard measures of performance of the subaccounts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the SEC defined standards.

MONEY MARKET VARIABLE ACCOUNT YIELDS

      Advertisements and sales literature may quote the current annualized yield of the Money Market subaccount for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Scudder VLIF Money Market Portfolio.

      We compute this current annualized yield by determining the net change (not including any realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) at the end of the seven-day period in the value of a hypothetical subaccount under a Contract having a balance of one unit of the Money Market subaccount at the beginning of the period. We divide that net change in subaccount value by the value of the hypothetical subaccount at the beginning of the period to determine the base period return. Then we annualize this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Scudder VLIF Money Market Portfolio in which the hypothetical subaccount invests; and (ii) charges and deductions imposed under the Contract that are attributable to the hypothetical subaccount.

      These charges and deductions include the per unit charges for the Annual Administration Fee, the mortality and expense risk charge for the standard death benefit (and the mortality and expense risk for the Guaranteed Minimum Death Benefit Rider and the Guaranteed Retirement Income Benefit Rider) and the asset-based administration charge. For purposes of calculating current yields for a Contract, we use an average per unit Annual Administration Fee based on the $30 Annual Administration Fee.

      We calculate the current yield by the following formula:

      Current Yield = ((NCS - ES)/UV) X (365/7)

      Where:
      NCS      =    the net change in the value of the Scudder VLIF Money
                    Market Portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and
                    depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical
                    subaccount having a balance of one subaccount unit.
      ES       =    per unit charges deducted from the hypothetical subaccount for the seven-day period.

      UV       =    the unit value for the first day of the seven-day period.

      We may also disclose the effective yield of the Money Market subaccount for the same seven-day period, determined on a compounded basis. We calculate the effective yield by compounding the unannualized base period return by adding one to the base return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

                                     365/7
      Effective Yield = (1 + ((NCS-ES)/UV))       - 1

      Where:
      NCS     =     the net change in the value of the Scudder VLIF Money
                    Market Portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and
                    depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical
                    subaccount having a balance of one subaccount unit.
      ES      =     per unit charges deducted from the hypothetical subaccount for the seven-day period.
      UV      =     the unit value for the first day of the seven-day period.

      The Money Market subaccount yield is lower than the Scudder VLIF Money Market Portfolio's yield because of the charges and deductions that the Contract imposes.

      The current and effective yields on amounts held in the Money Market subaccount normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Scudder VLIF Money Market Portfolio, the types and quality of securities held by the Scudder VLIF Money Market Portfolio and that Portfolio's operating expenses. We may also present yields on amounts held in the Money Market subaccount for periods other than a seven-day period.

      Yield calculations do not take into account the Surrender Charge that we assess on certain withdrawals of Contract Value.

OTHER VARIABLE ACCOUNT YIELDS

      Sales literature or advertisements may quote the current annualized yield of one or more of the subaccounts (except the Money Market subaccount) under the Contract for 30-day or one-month periods. The annualized yield of a subaccount refers to income that the subaccount generates during a 30-day or one-month period and is assumed to be generated during each period over a 12-month period.

      We compute the annualized 30-day yield by:
            1. dividing the net investment income of the portfolio
               attributable to the subaccount units, less subaccount expenses attributable to the Contract for the period, by the maximum offering price per unit on the last day of the period;
            2. multiplying the result by the daily average number of units outstanding for the period;
            3. compounding that yield for a 6-month period; and
            4. multiplying the result by 2.

      Expenses of the subaccount include the Annual Administration Fee, the asset-based administration charge and the mortality and expense risk charge for the standard death benefit (and the mortality and expense risk for the Guaranteed Minimum Death Benefit Rider and the Guaranteed Retirement Income Benefit Rider). The yield calculation assumes that we deduct the Annual Administration Fee at the beginning of each Contract Year. For purposes of calculating the 30-day or one-month yield, we divide an average Annual Administration Fee collected by the average Contract Value in the subaccount to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. We calculate the 30-day or one-month yield by the following formula:

                                                  6
      Yield   =     2 X (((NI - ES)/(U X UV)) + 1)  - 1)

      Where:
      NI      =     net income of the portfolio for the 30-day or one-month
                    period attributable to the subaccount's units.
      ES      =     charges deducted from the subaccount for the 30-day or
                    one-month period.
      U       =     the average number of units outstanding.
      UV      =     the unit value at the close of the last day in the 30-day
                    or one-month period.

      The yield for the subaccount is lower than the yield for the corresponding portfolio because of the charges and deductions that the Contract imposes.

      The yield on the amounts held in the subaccounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The types and quality of securities that a portfolio holds and its operating expenses affect the corresponding subaccount's actual yield.

      Yield calculations do not take into account the Surrender Charge that we assess on certain withdrawals of Contract Value.

AVERAGE ANNUAL TOTAL RETURNS FOR THE SUBACCOUNTS

      Sales literature or advertisements may quote average annual total returns for one or more of the subaccounts for various periods of time. If we advertise total return for the Scudder VLIF Money Market Subaccount, then those advertisements and sales literature will include a statement that yield more closely reflects current earnings than total return.

      When a subaccount has been in operation for 1, 5, and 10 years, respectively, we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.

      Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. Each period's ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

      We calculate the standard average annual total returns using subaccount unit values that we calculate on each valuation day based on the performance of the subaccount's underlying portfolio, the deductions for the mortality and expense risk charge for the standard death benefit (and the mortality and expense risk for the Guaranteed Minimum Death Benefit Rider and the Guaranteed Retirement Income Benefit Rider), the deductions for the asset-based administration charge and the Annual Administration Fee. The calculation assumes that we deduct a Annual Administration Fee of $ 30.00 at the beginning of the year. For purposes of calculating average annual total return, we use an average per-dollar per-day Annual Administration Fee attributable to the hypothetical subaccount for the period. The calculation also assumes total surrender of the Contract at the end of the period for the return quotation and will take into account the Surrender Charge applicable to the Contract that we assess on surrenders of Contract Value.

We calculate the standard total return by the following formula:

                            1/N
      TR      =     ((ERV/P)   ) - 1

      Where:

      TR      =     the average annual total return net of subaccount
                    recurring charges.
      ERV     =     the ending redeemable value (net of any applicable
                    Surrender Charge) of the hypothetical subaccount at the
                    end of the period.
      P       =     a hypothetical initial payment of $1,000.
      N       =     the number of years in the period.

NON-STANDARD SUBACCOUNT TOTAL RETURNS

      Sales literature or advertisements may quote average annual total returns for the subaccounts that do not reflect any Surrender Charges. We calculate such nonstandard total returns in exactly the same way as the average annual total returns described above, except that we replace the ending redeemable value of the hypothetical subaccount for the period with an ending value for the period that does not take into account any Surrender Charges.

      We may disclose cumulative total returns in conjunction with the standard formats described above. We calculate the cumulative total returns using the following formula:

      CTR     =     (ERV/P) - 1

      Where:

      CTR     =     the cumulative total return net of subaccount recurring
                    charges for the period.
      ERV     =     the ending redeemable value of the hypothetical
                    investment at the end of the period.
      P       =     a hypothetical single payment of $1,000.

ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA

      Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic Portfolio performance may include data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

      We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.

EFFECT OF THE ANNUAL ADMINISTRATION FEE ON PERFORMANCE DATA

      The Contract provides for the deduction of a $30.00 Annual Administration Fee at the beginning of each Contract year from the fixed account and the subaccounts. We base it on the proportion that the value of each such Account bears to the total Contract Value. For purposes of reflecting the Annual Administration Fee in yield and total return quotations, we convert the Annual Administration Fee into a per-dollar per-day charge based on the average Contract Value in the subaccount for all Contracts on the last day of the period for which quotations are provided. Then, we adjust the per-dollar per-day average charge to reflect the basis upon which we calculate the particular quotation.

                            HISTORIC PERFORMANCE DATA

GENERAL LIMITATIONS

      The funds have provided the portfolios' performance data. We derive the subaccount performance data from the data that the funds provide. In preparing the tables below, we relied on the funds' data. While we have no reason to doubt the accuracy of the figures provided by the funds, we have not verified those figures.

TIME PERIODS BEFORE THE DATE THE VARIABLE ACCOUNT COMMENCED OPERATIONS

The variable account may also disclose non-standardized total return for time periods before the variable account commenced operations. This performance data is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the subaccounts under the Contract.

             TABLES OF ADJUSTED HISTORIC TOTAL RETURN QUOTATIONS

The tables below set out the adjusted historic total returns for the portfolios for various periods as of December 31, 1998. This performance data is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the subaccounts under the Contract.


                                     TABLE 1

       ADJUSTED HISTORIC PORTFOLIO TOTAL RETURN AS OF DECEMBER 31, 1998(2)
                        ASSUMING CONTRACT IS SURRENDERED

                          AVERAGE ANNUAL TOTAL RETURN(3)
----------------------------------------------------------------------------------
                           WITH STANDARD DEATH BENEFIT
                 (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: 1.XX%)
--------------------------------------------------------------------------------------
                           Inception    1 Year     5 Year    10 Year        Since
PORTFOLIO                  Date(2)        (%)        (%)        (%)       Inception (%)
---------------------------------------------------------------------------------------
JANUS ASPEN SERIES
--------------------------------------------------------------------------------------
    Capital Appreciation
--------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
--------------------------------------------------------------------------------------
  Kemper High Yield
--------------------------------------------------------------------------------------

  Kemper Government Securities
------------------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
------------------------------------------------------------------------------------------------
  Kemper Small Cap Growth
------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
------------------------------------------------------------------------------------------------
  PIMCO Low Duration Bond
------------------------------------------------------------------------------------------------
  PIMCO Foreign Bond
------------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
------------------------------------------------------------------------------------------------
  Scudder VLIF International
------------------------------------------------------------------------------------------------
  Scudder VLIF Growth and Income
------------------------------------------------------------------------------------------------
  Scudder VLIF Bond
------------------------------------------------------------------------------------------------
  Scudder VLIF Money Market(1)
------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
------------------------------------------------------------------------------------------------
  Templeton Developing Markets Fund
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
   WITH GUARANTEED MINIMUM DEATH BENEFIT RIDER AND GUARANTEED RETIREMENT INCOME BENEFIT RIDER
                        (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: X.XX%)
------------------------------------------------------------------------------------------------
                                     Inception    1 Year     5 Year    10 Year        Since
PORTFOLIO                            Date(2)        (%)        (%)        (%)       Inception (%)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
-------------------------------------------------------------------------------------------------
   Capital Appreciation
-------------------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
-------------------------------------------------------------------------------------------------
  Kemper High Yield
-------------------------------------------------------------------------------------------------
  Kemper Government Securities
-------------------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
-------------------------------------------------------------------------------------------------
  Kemper Small Cap Growth
-------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
-------------------------------------------------------------------------------------------------
  PIMCO Low Duration Bond
-------------------------------------------------------------------------------------------------
  PIMCO Foreign Bond
-------------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
-------------------------------------------------------------------------------------------------
  Scudder VLIF International
-------------------------------------------------------------------------------------------------
  Scudder VLIF Growth and Income
-------------------------------------------------------------------------------------------------
  Scudder VLIF Bond
-------------------------------------------------------------------------------------------------
  Scudder VLIF Money Market(1)
-------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
-------------------------------------------------------------------------------------------------
   Templeton Developing Markets Fund
-------------------------------------------------------------------------------------------------

(1) An investment in the Scudder VLIF Money Market Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Scudder VLIF Money Market Portfolio will maintain a stable $1.00 share price. Yield more closely reflects current earnings of the Scudder VLIF Money Market Portfolio than its total return.

(2) The variable account has not yet commenced operations. Once available, standardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts.

(3) Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $1,000 as required by the SEC for the standardized returns; (3) reflects the deduction of either 1.XX% (for the Standard Death Benefit) or X.XX% (for the election of the Guaranteed Minimum Death Benefit Rider and the Guaranteed Retirement Income Benefit Rider) in annual variable account charges and a $30 annual contract maintenance charge, and (4) the applicable Surrender Charge. The impact of the Annual Administration Fee on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of 0.XXX% of subaccount assets. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments.

(4) Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

--------------------------------------------------------------------------------------------
                                     TABLE 2

       ADJUSTED HISTORIC PORTFOLIO TOTAL RETURN AS OF DECEMBER 31, 1998(2)
                      ASSUMING CONTRACT IS NOT SURRENDERED

                          AVERAGE ANNUAL TOTAL RETURN(3)
--------------------------------------------------------------------------------------------
                           WITH STANDARD DEATH BENEFIT
                 (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: 1.XX%)
--------------------------------------------------------------------------------------------
                                     Inception  1 Year   5 Year   10 Year   Since
PORTFOLIO                             Date(2)    (%)      (%)      (%)       Inception (%)
--------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
--------------------------------------------------------------------------------------------
    Capital Appreciation
--------------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
--------------------------------------------------------------------------------------------
  Kemper High Yield
--------------------------------------------------------------------------------------------
  Kemper Government Securities
--------------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
--------------------------------------------------------------------------------------------
  Kemper Small Cap Growth
--------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------
  PIMCO Low Duration Bond
--------------------------------------------------------------------------------------------
  PIMCO Foreign Bond
--------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
--------------------------------------------------------------------------------------------
  Scudder VLIF International
--------------------------------------------------------------------------------------------
  Scudder VLIF Growth and Income
--------------------------------------------------------------------------------------------
  Scudder VLIF Bond
--------------------------------------------------------------------------------------------
  Scudder VLIF Money Market(1)
--------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
--------------------------------------------------------------------------------------------
   Templeton Developing Markets Fund
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
           WITH GUARANTEED MINIMUM DEATH BENEFIT RIDER AND GUARANTEED
                        RETIREMENT INCOME BENEFIT RIDER
                 (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: X.XX%)
--------------------------------------------------------------------------------------------
                                     Inception  1 Year   5 Year   10 Year   Since
PORTFOLIO                            Date(2)    (%)      (%)      (%)       Inception (%)
--------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
--------------------------------------------------------------------------------------------
    Capital Appreciation
--------------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
--------------------------------------------------------------------------------------------
  Kemper High Yield
--------------------------------------------------------------------------------------------
  Kemper Government Securities
--------------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
--------------------------------------------------------------------------------------------
  Kemper Small Cap Growth
--------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------
  PIMCO Low Duration Bond
--------------------------------------------------------------------------------------------
  PIMCO Foreign Bond
--------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
--------------------------------------------------------------------------------------------
  Scudder VLIF International
--------------------------------------------------------------------------------------------
  Scudder VLIF Growth and Income
--------------------------------------------------------------------------------------------
  Scudder VLIF Bond
--------------------------------------------------------------------------------------------
  Scudder VLIF Money Market(1)
--------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
--------------------------------------------------------------------------------------------
   Templeton Developing Markets Fund
--------------------------------------------------------------------------------------------

(1) An investment in the Scudder VLIF Money Market Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Scudder VLIF Money Market Portfolio will maintain a stable $1.00 share price. Yield more closely reflects current earnings of the Scudder VLIF Money Market Portfolio than its total return.
(2) The variable account has not yet commenced operations. Once available, standardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts.
(3) Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $1,000 as required by the SEC for the standardized returns; and (3) reflects the deduction of either 1.XX% (for the Standard Death Benefit) or X.XX% (for the election of the Guaranteed
Minimum Death Benefit Rider and the Guaranteed Retirement Income Benefit Rider) in annual variable account charges and a $30 annual contract maintenance charge. The applicable Surrender Charge is not deducted. The impact of the Annual Administration Fee on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of 0.XXX% of subaccount assets. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments.

(4) Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

                              NET INVESTMENT FACTOR

       The net investment factor is an index that measures the investment performance of a subaccount from one valuation day to the next. Each subaccount has its own net investment factor, which may be greater or less than one. The net investment factor for each subaccount equals the fraction obtained by dividing (X) by (Y) minus (Z) where:

      (X) is the net result of:

            1. the net asset value per accumulation unit held in the subaccount at the end of the current valuation day; plus
            2. the per accumulation unit amount of any dividend or capital gain distribution on shares held in the subaccount during the current valuation day; less
            3. the per accumulation unit amount of any capital loss, realized or unrealized, on shares held in the subaccount during the current valuation day; less
            4. the per accumulation unit amount of any taxes or any amount set aside during the valuation day as a reserve for taxes.

      (Y) equals the net asset value per accumulation unit held in the subaccount as of the end of the immediately preceding valuation day.

      (Z) equals charges and fees deducted from the subaccount. These consist of:

            1. the amount charged for mortality and expense risk on that valuation day; and
            2.    the amount charged for administration on that valuation day.

                            VARIABLE ANNUITY PAYMENTS

      We determine the dollar amount of the first variable annuity payment in the same manner as that of a fixed annuity payment. Therefore, for any particular amount applied to a variable payout plan, the dollar amount of the first variable annuity payment and the first fixed annuity payment (assuming the fixed payment is based on the minimum guaranteed 3.0% interest rate) will be the same. Later variable annuity payments, however, will vary to reflect the net investment performance of the subaccount(s) that you or the Annuitant select.

      Annuity units measure the net investment performance of a subaccount for purposes of determining the amount of variable annuity payments. On the Annuity Start Date, if the Contract has been issued for less than three Contract years, we use the Cash Value of each subaccount to purchase annuity units at the annuity unit value for that subaccount. If the Annuity Start Date is three or more Contract years from the issue date, then we use the Contract Value of each subaccount to purchase annuity units at the annuity unit value for that subaccount. The number of annuity units in each subaccount then remains fixed unless an exchange of annuity units is made as described below. Each subaccount has a separate annuity unit value that changes each valuation day in substantially the same way as does the value of an accumulation unit of a subaccount.

      We determine the dollar value of each variable annuity payment after the first by multiplying the number of annuity units of a particular subaccount by the annuity unit value for that subaccount on the Valuation day immediately preceding the date of each payment. If the net investment return of the subaccount for a payment period equals the pro-rated portion of the [3.0%] annual assumed investment rate, then the variable annuity payment for that subaccount for that period will equal the payment for the prior period. If the net investment return exceeds an annualized rate of [3.0%] for a payment period, then the payment for that period will be greater than the payment for the prior period. Similarly, if the return for a period falls short of an annualized rate of [3.0%], then the payment for that period will be less than the payment for the prior period.

ASSUMED INVESTMENT RATE

      The discussion concerning the amount of variable annuity payments which follows this section is based on an assumed investment rate of 3.0% per year. We use the assumed investment rate to determine the first monthly payment per thousand dollars of applied value. This rate does not bear any relationship to the actual net investment experience of the Separate Account or any subaccount.

AMOUNT OF VARIABLE ANNUITY PAYMENTS

      The amount of the first variable annuity payment to a payee will depend on the amount (i.e., the Contract Value, the Cash Value, the death benefit) applied to effect the variable annuity payment as of the Annuity Start Date, the annuity payout plan option selected, and the annuitant's age and sex (if applicable). The Contracts contain tables indicating the dollar amount of the first annuity payment under each annuity payment option for each $1,000 applied at various ages. These tables are based upon the [XXXX ANNUITY MORTALITY TABLES] (promulgated by the Society of Actuaries) and an assumed investment rate of 3.0% per year.

      The portion of the first monthly variable annuity payment derived from a subaccount is divided by the annuity unit value for that subaccount (calculated as of the date of the first monthly payment). The number of such units remain fixed during the annuity period, assuming that the Annuitant makes no exchanges of annuity units for annuity units of another subaccount or to provide a fixed annuity payment.

      In any subsequent month, for any Contract, we determine the dollar amount of the variable annuity payment derived from each subaccount by multiplying the number of annuity units of that subaccount attributable to that Contract by the value of such annuity unit at the end of the valuation period immediately preceding the date of such payment.

      The annuity unit value will increase or decrease from one payment to the next in proportion to the net investment return of the subaccount(s) supporting the variable annuity payments, less an adjustment to neutralize the 3.0% assumed investment rate referred to above. Therefore, the dollar amount of variable annuity payments after the first will vary with the amount by which the net investment return of the appropriate subaccounts is greater or less than 3.0% per year. For example, for a Contract using only one subaccount to generate variable annuity payments, if that subaccount has a cumulative net investment return of 5% over a one year period, the first annuity payment in the next year will be approximately 2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, then the first annuity payment in the next year will be approximately 2 percentage points less than the payment on the same date in the preceding year.

ANNUITY UNIT VALUE

      We calculate the value of an annuity unit at the same time that we calculate the value of an accumulation unit and we base it on the same values for fund shares and other assets and liabilities. The annuity unit value for each subaccount's first valuation period was set at $100. We calculate the annuity unit value for a subaccount for each subsequent valuation period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

     (1)  is the accumulation unit value for the current valuation period;
     (2) is the accumulation unit value for the immediately preceding valuation period;
     (3) is the annuity unit value for the immediately preceding valuation period; and
     (4) is a special factor designed to compensate for the assumed investment rate of 3.0% built into the table used to compute the first variable annuity payment.

      The following illustrations show, by use of hypothetical examples, the method of determining the annuity unit value and the amount of several variable annuity payments based on one subaccount.

              ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.    Accumulation unit value for current
         valuation period......................................................     $11.15
2.    Accumulation unit value for immediately preceding valuation period            $11.10
3.    Annuity unit value for immediately preceding valuation period............    $105.00
4.    Factor to compensate for the assumed investment rate of 3.0%.............       9975
5.    Annuity unit value of current valuation period ((1) / (2)) x (3) x (4)...  $105.2093

                  ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS

1.    Number of accumulation units at Annuity Start Date.......................     10,000
2.    Accumulation unit value .................................................   $11.1500
3.    Contract Value (1)x(2)...................................................   $111,500
4.    First monthly annuity payment per $1,000 of Contract Value...............      $5.89
5.    First monthly annuity payment (3)x(4) / 1,000 ...........................    $656.74
6.    Annuity unit value.......................................................  $105.2093
7.    Number of annuity units (5)/(6)..........................................     6.2422
8.    Assume annuity unit value for second month equal to......................  $105.3000
9.    Second monthly annuity payment (7)x(8)...................................    $657.30
10.   Assume annuity unit value for third month equal to.......................  $104.9000
11.   Third monthly annuity payment (7)x(10)...................................    $654.81

              ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

      In the event of any such substitution or change, we may (by appropriate endorsement, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners and Annuitants, and subject to any approvals that may be required under applicable law, the variable account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, it may be combined with other of our variable accounts, or the assets may be transferred to another variable account. In addition, we may, when permitted by law, restrict or eliminate any voting rights you have under the Contracts.

RESOLVING MATERIAL CONFLICTS

      The funds currently sell shares to registered separate accounts of insurance companies other than us to support other variable annuity contracts and variable life insurance contracts. In addition, our other separate accounts and separate accounts of other affiliated life insurance companies may purchase some of the funds to support other variable annuity or variable life insurance contracts. Moreover, qualified retirement plans may purchase shares of some of the funds. As a result, there is a possibility that an irreconcilable material conflict may arise between your interests in owning a Contract whose Contract Value is allocated to the variable account and of persons owning Contracts whose Contract Values are allocated to one or more other separate accounts investing in any one of the funds. There is also the possibility that a material conflict may arise between the interests of Owners generally, or certain classes of Owners, and participating qualified retirement plans or participants in such retirement plans.

      We currently do not foresee any disadvantages to you that would arise from the sale of fund shares to support variable life insurance contracts or variable annuity contracts of other companies or to qualified retirement plans. However, the management of each fund will monitor events related to its fund in order to identify any material irreconcilable conflicts that might possibly arise as a result of such fund offering its shares to support both variable life insurance contracts and variable annuity contracts, or support the variable life insurance contracts and/or variable annuity contracts issued by various affiliated and unaffiliated insurance companies.

      In addition, the management of the funds will monitor the funds in order to identify any material irreconcilable conflicts that might possibly arise as a result of the sale of its shares to qualified retirement plans, if applicable. In the event of such a conflict, the management of the appropriate fund would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that the response of the funds to any such conflict does not sufficiently protect you, then we will take our own appropriate action, including withdrawing the variable account's investment in such funds, as appropriate.

                                  VOTING RIGHTS

      We determine the number of votes you may cast by dividing your Contract Value in a subaccount by the net asset value per share of the portfolio in which that subaccount invests. For each annuitant, we determine the number of votes attributable to a subaccount by dividing the liability for future variable annuity payments to be paid from that subaccount by the net asset value per share of the portfolio in which that subaccount invests. We calculate this liability for future payments on the basis of the mortality assumptions. We use the assumed investment rate in determining the number of annuity units of that subaccount credited to the annuitant's Contract and annuity unit value of that subaccount on the date that we determine the number of votes. As we make variable annuity payments to the Annuitant, the liability for future payments decreases as does the number of votes.

      We determine the number of votes available to you or an annuitant as of the same date that the fund establishes for determining shareholders eligible to vote at the relevant meeting of the portfolio's shareholders. We will solicit voting instructions by sending you written materials before the fund's meeting in accordance with the fund's procedures.

                          SAFEKEEPING OF ACCOUNT ASSETS

      We hold the title to the assets of the variable account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account. We maintain records of all purchases and redemptions of portfolio shares held by each of the subaccounts. Additional protection for the assets of the variable account is provided by a blanket fidelity bond issued by Federal Insurance Company to Farmers Group, Inc., providing aggregate coverage of $30,000,000 (subject to a $500,000 deductible) for all officers and employees of Farmers Group, Inc.

                          DISTRIBUTION OF THE CONTRACTS

      [NAME AND ADDRESS] acts as distributor for the Contracts.
[_________________] is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

      We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but we reserve the right to discontinue the offering. Agents who sell the Contracts are licensed by applicable state insurance authorities to sell the Contracts and are registered representatives of [NAME OF DISTRIBUTOR] or broker-dealers having selling agreements with [NAME OF DISTRIBUTOR] or broker-dealers having selling agreements with such broker-dealers.

      We may pay sales commissions to broker-dealers up to an amount equal to ___% of the Premiums paid under a Contract. [Describe commission arrangements.] We expect the broker-dealers to compensate sales representatives in varying amounts from these commissions. We may pay other distribution expenses such as production incentive bonuses, an agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described in the prospectus under "Fees and Charges."] [_____________] has received no underwriting commissions for the last three fiscal years, because the variable account had not yet commenced operations.

                                  LEGAL MATTERS

      M. Douglas Close, Vice President and General Counsel, Farmers New World Life Insurance Company, has passed upon all matters relating to Washington law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                     EXPERTS

      [NAME AND ADDRESS], independent auditors, have audited the balance sheets of Farmers New World Life Insurance Company as of December 31, 1998 and 1997 and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1998, appearing in this Statement of Additional Information and Registration Statement. These are set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. There are no financial statements available for the Variable Account, because the Variable Account has not commenced operations as of the date of this prospectus.

                                OTHER INFORMATION

      We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement, amendments and exhibits. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

PART C

ITEM 24.                FINANCIAL STATEMENTS AND EXHIBITS

(a)                     FINANCIAL STATEMENTS

                        All required financial statements are included in Part B of this Registration Statement.

(b)                     EXHIBITS

      (1)               Certified resolution of the Board of Directors of Farmers New World Life
                        Insurance Company (the "Company") authorizing establishment of Farmers
                        Annuity Separate Account A (the "Separate Account").(2/)
      (2)               Not applicable.
      (3)      (a)      Form of Distribution Agreement.(3/)
               (b)      Form of Sales Agreement.(3/)
      (4)      (a)      Form of Contract for the Individual Flexible Premium Variable Annuity.(2/)
               (b)      Guaranteed Minimum Death Benefit Rider.(2/)
               (c)      Guaranteed Retirement Income Benefit Rider.(2/)
               (d)      Waiver of Surrender Charges Rider.(2/)
      (5)               Form of Application for the Individual Flexible Premium Variable Annuity.(3/)
      (6)      (a)      Articles of Incorporation of Farmers New World Life Insurance Company.(1/)
               (b)      By-Laws of Farmers New World Life Insurance Company.(1/)
      (7)               Not Applicable.
      (8)      (a)      Form of Participation Agreement between Kemper Variable Series Fund and
                        Farmers New World Life Insurance Company.(3/)
               (b)      Form of Participation Agreement between Scudder Variable Life Investment
                        Fund and Farmers New World Life Insurance Company.(3/)
               (c)      Form of Participation Agreement between Janus Aspen Series and Farmers New
                        World Life Insurance Company.(3/)
               (d)      Form of Participation Agreement between PIMCO Variable Insurance Trust and
                        Farmers New World Life Insurance Company.(3/)
               (e)      Form of Participation Agreement between Templeton Variable Products Series
                        Fund and Farmers New World Life Insurance Company.(3/)
      (9)               Opinion and Consent of M. Douglas Close, Esq.(3/)
      (10)     (a)      Consent of Sutherland Asbill & Brennan LLP.(3/)
               (b)      Consent of Auditors.(3/)
      (11)              No financial statements will be omitted from Item 23.
      (12)              Not applicable.
      (13)              Schedule of Performance Computations.(3/)
      (14)              Not applicable.
      (15)              Powers of Attorney.(2/)

---------

1/ Incorporated herein by reference to the initial registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on July 29, 1999 (File No. 333-84023).

2/ Filed herewith.

3/ To be filed by amendment.

ITEM 25. DIRECTORS AND OFFICERS OF FARMERS NEW WORLD LIFE INSURANCE COMPANY

Name and Principal Business Address                     Position and Office with Depositor
-----------------------------------                     ----------------------------------
C. Paul Patsis(1)                                       President and Director
Richard E. Bangert(3)                                   Director
Donald J. Covey(4)                                      Director
Martin D. Feinstein(2)                                  Director
Paul N. Hopkins(2)                                      Director
Dennis I. Okamato(5)                                    Director
Keitha T. Schofield(2)                                  Director
Gary R. Severson(6)                                     Director
John F. Sullivan, Jr.(7)                                Director
Gerald E. Faulwell(2)                                   Vice President
Howard E. Falk, Jr.(2)                                  Vice President and Assistant Treasurer
Paul G. Secord(2)                                       Vice President
Kathryn M. Callahan(1)                                  Vice President and Actuary
M. Douglas Close(2)                                     Vice President and General Counsel
James I. Randolph(1)                                    Vice President and Assistant Secretary
David A. Demmon(1)                                      Assistant Vice President and Treasurer


Principal business address is:

      1.       3003 - 77th Avenue, S.E., Mercer Island, WA  98040
      2.       4680 Wilshire Blvd., Los Angeles, CA  90010
      3.       2615 - 42nd Avenue West, Seattle, WA  98199
      4.       6300 Sand Point Way, N.E., #307, Seattle, WA  98115
      5.       1600 Seventh Avenue, Room 1802, Seattle, WA  98191
      6.       6131 - 128th Avenue, N.E., Kirkland, WA  98033
      7.       1201 Third Avenue, Suite 3390, Seattle, WA  98101

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                                         Percent of Voting
Name           Jurisdiction               Securities Owned              Principal Business
----           ------------               ----------------              ------------------


[To be added by subsequent amendment.]

*     Files separate statutory-basis Financial Statements.

ITEM 27. NUMBER OF CONTRACTOWNERS

            As of the date hereof, there are no contract owners.

ITEM 28. INDEMNIFICATION

            Under its By-laws, Farmers, to the full extent permitted by the Washington Business Corporation Act, will indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director of Farmers, as provided below.

By-laws of Farmers New World Life Insurance Company (as amended October 24,
1995)

              INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

SECTION 47. (a) RIGHT OF INDEMNITY. Each person who acts as a Director, officer or employee of the corporation shall be indemnified by the corporation for all sums which he becomes obligated to pay, (including counsel fees, expenses and court costs actually and necessarily incurred by him) in connection with any action, suit or proceeding in which he is made a party by reason of his being, or having been a Director, officer, or employee of the corporation, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for bad faith or misconduct in the performance of his duties as such Director, officer or employee, and except any sum paid to the corporation in settlement of an action, suit or proceeding based upon bad faith or misconduct in the performance of his duties.

            (b) SCOPE OF INDEMNITY. The right of indemnification in this article provided shall inure to each Director, officer and employee of the corporation, whether or not he is such Director, officer or employee at the time he shall become obligated to pay such sums, and whether or not the claim asserted against him is based on matters which antedate the adoption of this article; and in the event of his death shall extend to his legal representatives. Each person who shall act as a Director, officer or employee of the corporation shall be deemed to be doing so in reliance upon such right of indemnification; and such right shall not be deemed exclusive of any other right to which any such person may be entitled, under any by-law, agreement, vote of stockholders, or otherwise.

            (c) DETERMINATION OF CLAIMS FOR INDEMNITY. The Board of Directors of the corporation, acting at a meeting at which a majority of the quorum is unaffected by self-interest

(notwithstanding that other members of the quorum present but not voting may be so affected), shall determine the propriety and reasonableness of any indemnity claimed under this article, and such determination shall be final and conclusive. If, however, a majority of a quorum of the Board which is unaffected by self-interest and willing to act is not obtainable, the Board in its discretion may appoint from among the stockholders who are not Directors or officers or employees of the corporation, a committee of two or more persons to consider and determine any such question, and the determination of such committee shall be final and conclusive.

ITEM 29.                PRINCIPAL UNDERWRITER

[To be added by subsequent amendment.]

       (a) [______________] is the registrant's principal underwriter. It is also the principal underwriter for [__________________].

       (b) Officers and Directors of [_________________], and their addresses, are as follows:

Name and Principal Business Address*                   Positions and Offices with the Underwriter
------------------------------------                   ------------------------------------------

[To be added by subsequent amendment.]

*     All of the persons listed above have as their principal business address:
________________.


(c)(1)                          (2)                        (3)                      (4)                    (5)
Name of                   Net Underwriting
Principal                 Discounts and                Compensation            Brokerage
Underwriter               Commissions                  on Redemption           Commissions            Compensation
-----------               -----------                  -------------           -----------            ------------


[To be added by subsequent amendment.]


ITEM 30.  LOCATION OF BOOKS AND RECORDS

            All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Farmers New World Life Insurance Company at 3007 - 77th Avenue, S.E., Mercer Island, WA 98040 and by [_______________].

ITEM 31.  MANAGEMENT SERVICES

            All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS.

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.

     (b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Farmers New World Life Insurance Company for a statement of additional information.

     (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

     (d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

     (e) The Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

            As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Farmers Annuity Separate Account A, has caused this registration statement to be signed on its behalf, in the City of Mercer Island, and the State of Washington, on this 4th day of August, 1999.

                                                            FARMERS ANNUITY
                                                            SEPARATE ACCOUNT A (Registrant)

Attest:     /s/ John R. Patton                                          By:         /s/ C. Paul Patsis
            ------------------------------------                                    ------------------
            John R. Patton                                                          C. Paul Patsis
            Assistant Vice President                                                President
            Farmers New World Life                                                  Farmers New World Life
                Insurance Company                                                       Insurance Company

                                                            By:         FARMERS NEW WORLD LIFE
                                                                        INSURANCE COMPANY (Depositor)

Attest:     /s/ John R. Patton                                          By:         /s/ C. Paul Patsis
            ------------------------------------                                    ------------------
            John R. Patton                                                          C. Paul Patsis
            Assistant Vice President                                                President
            Farmers New World Life                                                  Farmers New World Life
                Insurance Company                                                       Insurance Company

            As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                                      Title                                             Date
---------                                                      -----                                             ----

/s/ C. Paul Patsis                               President and Director (Principal                         August 4, 1999
-------------------------------------            Executive Officer)
C. Paul Patsis

/s/ David A. Demmon                  *           Assistant Vice President and Treasurer                    August 4, 1999
-------------------------------------            (Principal Accounting Officer and
David A. Demmon                                  Principal Financial Officer)


/s/ Richard E. Bangert               *           Director                                                  August 4, 1999
------------------------------------
Richard E. Bangert

/s/ Donald J. Covey                  *           Director                                                  August 4, 1999
-------------------------------------
Donald J. Covey

/s/ Martin D. Feinstein              *           Director                                                  August 4, 1999
-------------------------------------
Martin D. Feinstein

/s/ Paul N. Hopkins                     *           Director                                               August 4, 1999
----------------------------------------
Paul N. Hopkins

/s/ Dennis I. Okamoto                   *           Director                                               August 4, 1999
----------------------------------------
Dennis I. Okamoto

/s/ Keitha T. Schofield                 *           Director                                               August 4, 1999
----------------------------------------
Keitha T. Schofield

/s/ Gary R. Severson                    *           Director                                               August 4, 1999
----------------------------------------
Gary R. Severson

/s/ John F. Sullivan, Jr.               *           Director                                               August 4, 1999
----------------------------------------
John F. Sullivan, Jr.





/s/ C. Paul Patsis          On August 4, 1999, as Attorney-in-Fact pursuant
------------------------    to powers of attorney filed herewith.
* By:  C. Paul Patsis

                                  EXHIBIT INDEX

Exhibit 1                     Certified resolution of the Board of Directors of Farmers New World Life Insurance Company
                              authorizing establishment of Farmers Annuity Separate Account A

Exhibit 4(a)                  Form of Contract for the Individual Flexible Premium Variable Annuity

Exhibit 4(b)                  Guaranteed Minimum Death Benefit Rider

Exhibit 4(c)                  Guaranteed Retirement Income Benefit Rider

Exhibit 4(d)                  Waiver of Surrender Charges Rider

Exhibit 15                    Powers of Attorney